Exhibit 2.1

Execution Version

MEMBERSHIP INTEREST PURCHASE AGREEMENT

dated as of

April 17, 2019

by and between

SOUTHERN POWER COMPANY

and

THE CITY OF AUSTIN d/b/a AUSTIN ENERGY

i

EXHIBITS
Exhibit A    Working Capital
Exhibit B    Form of Interests Assignment
Exhibit C    Transition Services Agreement

MEMBERSHIP INTEREST PURCHASE AGREEMENT
This MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Agreement”), dated as of April 17, 2019, by and between Southern Power Company, a Delaware corporation (“Seller”), and the City of Austin, a Texas home-rule municipal corporation d/b/a Austin Energy (“Buyer”).
RECITALS
WHEREAS, Seller is the record and beneficial owner of all of the outstanding membership interests (the “Membership Interests”) of Nacogdoches Power, LLC, a Delaware limited liability company (the “Company”); and
WHEREAS, Seller desires to sell the Membership Interests to Buyer, and Buyer desires to purchase the Membership Interests from Seller, upon the terms and subject to the conditions hereinafter set forth.
NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, Seller and Buyer hereby agree as follows:
ARTICLE 1    DEFINITIONS
Section 1.01    Definitions.
(a)    As used herein, the following terms have the following meanings:
“Accounting Policies” means the accounting policies, principles, practices and methodologies, with consistent classifications, judgments, elections, inclusions, exclusions and valuation and estimation methodologies, as were used in the preparation of the Balance Sheets.
“Action” means any claim, action, demand, suit, arbitration, litigation or proceeding by or before any Governmental Authority or arbitrator, whether civil, criminal, administrative, regulatory or otherwise, and whether at law or in equity.
“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings. For clarity, the Company shall be an Affiliate of Seller prior to the Closing and an Affiliate of Buyer after the Closing.
“Affiliate Contract” means any Contract between the Company, on one hand, and Seller, any of its Affiliates (other than the Company), or any of their respective directors, managers, officers, or employees, on the other hand.

“Applicable Law” means, with respect to any Person, any foreign, federal, state or local law, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.
“Business Day” means a day, other than Saturday, Sunday or any other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.
“Business Employee” means an employee of Seller or its Affiliate who is included on the list of Business Employees provided by Seller pursuant to Section 4.13(a), whose work responsibilities relate primarily to the Company, provided that the term “Business Employee” shall not include employees of Seller or its Affiliates that are temporarily used to address vacancies prior to Closing.
“Buyer Confidential Information” means (a) following the Closing, all information related to the Company or the Facility, (b) all information related to Buyer or any of its Affiliates that is of a confidential or proprietary nature or which Buyer otherwise expressly designates as confidential, and (c) all reports, analyses, notes or other information that contain any such information; provided, however, that Buyer Confidential Information shall not include information that (i) is or becomes available to the public other than as a result of a disclosure by Seller or any of its Affiliates or any of their respective representatives in violation of this Agreement, (ii) becomes available to Seller or any of its Affiliates or any of their respective representatives from a source other than Buyer or any of its representatives, provided that the source of such information is not known by Seller to be bound by a confidentiality agreement with Buyer or any its Affiliates with respect to such information, or (iii) except in the case of information related to the Company or the Facility, was or is developed or derived without the aid, application, or use of Buyer Confidential Information.
“Charter Documents” means with respect to any Person, the articles or certificate of incorporation or organization and bylaws, the limited partnership agreement, the partnership agreement or the limited liability company agreement of such Person, as applicable.
“CISD Agreement” means the Agreement for Limitation on Appraised Value of Property for School District Maintenance and Operations Taxes, dated June 1, 2009, by and between the Company and Cushing Independent School District.
“Closing Date” means the date of the Closing.
“Closing Indebtedness” means the consolidated amount of the Indebtedness of the Company outstanding, determined as of 11:59 p.m., Central Time, on the last Business Day prior to the Closing Date, determined without giving effect to the consummation of the transactions contemplated by this Agreement.
“Closing Working Capital” means the Working Capital, determined as of 11:59 p.m. Central Time, on the last Business Day prior to the Closing Date.
“Code” means the United States Internal Revenue Code of 1986, as amended.

“COBRA Continuation Coverage” means the continuation of group health coverage required under sections 601 through 608 of ERISA, and Section 4980B of the Code and any comparable continuation of group health coverage required by Applicable Law.
“Company Benefit Plan” means each Seller Benefit Plan that is either (a) sponsored or maintained by the Company, or (b) maintained by Seller or its Affiliates exclusively for the benefit of Business Employees.
“Confidential Information” means Buyer Confidential Information or Seller Confidential Information, as the case requires, and the terms and conditions of this Agreement and the transactions contemplated hereby.
“Consolidated Tax Return” means any Tax Return with respect to any federal, state, local or foreign income Taxes that are paid on an affiliated, consolidated, combined, unitary or similar group basis and that includes the Company, on the one hand, and Seller or any Affiliate of Seller, on the other hand.
“Contract” means any legally binding lease, contract, license, arrangement, option, instrument, note, bond, mortgage, indenture, deed of trust, agreement, commitment or other obligation, whether written or oral.
“Current Assets” means the sum of the current assets of the Company listed on Exhibit A which have the word “yes” in the column entitled “Included in Working Capital”; provided that, for the avoidance of doubt, Current Assets shall exclude all amounts owing (whether then due or payable) by Seller or any of its Affiliates to the Company and the PPA Payments.
“Current Liabilities” means the sum of the current liabilities of the Company listed on Exhibit A which have the word “yes” in the column entitled “Included in Working Capital”; provided that, for the avoidance of doubt, Current Liabilities shall exclude all amounts owing (whether then due and or payable) by the Company to Seller or any of its Affiliates.
“Environmental Law” means any Applicable Law pertaining to the prevention, abatement, or elimination of pollution; the protection of the environment or natural resources; and the use, generation, handling, treatment, storage, disposal, release, transportation, or regulation of, or exposure to, Hazardous Substances.
“Environmental Permit” means any Permit obtained, or required to be obtained, under any Environmental Law.
“Equity Interests” means with respect to (a) any corporation, any share, or any depositary receipt or other certificate representing any share, of an equity ownership interest in that corporation, and (b) any other entity, any share, membership, partnership or other percentage interest, unit of participation or other equivalent (however designated) of an equity interest in such entity.
“ERCOT” means the Electric Reliability Council of Texas, Inc. and any successor entity.
“ERISA” means the Employee Retirement Income Security Act of 1974.

“Estimated Working Capital” means the amount, which may be positive or negative, of Working Capital set forth in the Estimated Closing Statement.
“Estimated Working Capital Adjustment Amount” means the Estimated Working Capital less the Target Working Capital.
“Excluded Intellectual Property Rights” means the Intellectual Property Rights set forth on Schedule 1.01(a)(i).
“Exempt Wholesale Generator” means an “exempt wholesale generator” as defined in Section 1262(6) of PUHCA and the regulations of FERC, at 18 C.F.R. § 366.1.
“Existing Surveys” means, collectively, (i) that certain ALTA Survey dated October 1, 2009 prepared by Dennis R. Maloney, Jr., R.P.L.S., State of Texas Registration No. 5431; (ii) that certain “Nacogdoches Biomass Plant” ALTA/ACSM Land Title Survey dated April 16, 2014, prepared by Joe W. Clark R.P.L.S. No. 4366 as Job No. 13-042; (iii) that certain As-Built ALTA/NSPS Land Title Survey dated August 29, 2018 prepared by Joe W. Clark R.P.L.S. No. 4366 as Job No. 13-042; and (iv) that certain preliminary (unsigned and uncertified) “Nacogdoches Biomass Plant” - “Composite Working Drawing” & “Plant Enlargement Detail” sheets, issued April 16, 2014, and revised August 29, 2018 to add the Jay and Jan Gresham Tracts, as Job No. 13-042.
“Existing Title Work” means, collectively, the existing title policies and existing and/or updated title commitments made available to Buyer, including the following: (i) Commitment for Title Insurance dated effective February 11, 2019, issued by Stewart Title Guaranty Company under GF No. 195050 (Rev 2) (Main Parcel); (ii) Commitment for Title Insurance dated effective February 11, 2019, issued by Stewart Title Guaranty Company under GF No. 195051 (Rev 2) (Anson Parcel); (iii) Commitment for Title Insurance dated effective February 11, 2019, issued by Stewart Title Guaranty Company under GF No. 195052 (Rev 1) (Gresham Parcels); (iv) Commitment for Title Insurance dated effective June 8, 2018, issued by Fidelity National Title Insurance Company under GF No. 4715002166 (Gresham Parcels); (v) Commitment for Title Insurance dated effective November 3, 2006, issued by Stewart Title Guaranty Company under GF No. 2006-6481 D, E & H (RA/cg) (Tommy King Easements); (vi) Commitment for Title Insurance dated effective July 28, 2006, issued by Stewart Title Guaranty Company under GF No. 2006-6481A (RA/cg) (Cranford Easement); (vii) Commitment for Title Insurance dated effective June 19, 2006, issued by Stewart Title Guaranty Company under GF No. 2006-6481K (RA/cg) (Gresham Easement); (viii) Commitment for Title Insurance dated effective June 19, 2006, issued by Stewart Title Guaranty Company under GF No. 2006-6481F (RA/cg) (Corley Easement); (ix) Commitment for Title Insurance dated effective November 3, 2006, issued by Stewart Title Guaranty Company under GF No. 2006-6481I (RA/cg) (Mary King Ann Easement No. 1); (x) Commitment for Title Insurance dated effective November 3, 2006, issued by Stewart Title Guaranty Company under GF No. 2006-6481J (RA/cg) (Mary Ann King Easement No. 2); (xi) Owner Policy of Title Insurance, Policy No. O-5841-275695, dated March 3, 2006, issued by Stewart Title Guaranty Company; (xii) Owner Policy of Title Insurance, Policy No. O-5951-000035739, dated November 3, 2009, issued by Stewart Title Guaranty Company; (xiii) Owner Policy of Title Insurance, dated May 10, 2005, Policy No. O-67312, issued by First American Title

Insurance Company; and (xiv) Owner Policy of Title Insurance, Policy No. O-5991-000105258, dated April 2, 2014, issued by Stewart Title Guaranty Company.
“Facility” means the approximate 115 MW biomass-fueled generating facility owned by the Company that is located in Nacogdoches County, Texas.
“FERC” means the Federal Regulatory Commission and any successor agency.
“Final Closing Indebtedness” means the amount of Closing Indebtedness set forth in the Final Closing Statement.
“Final Working Capital” means the amount, which may be positive or negative, of Working Capital set forth in the Final Closing Statement.
“FPA” means the Federal Power Act, as amended, and the regulations of the FERC thereunder.
“Fundamental Representations” means the representations and warranties of Seller or Buyer, as applicable, in Sections 3.01, 3.02, 3.04(a), 3.05, 3.06, 4.01, 4.02, 4.03, 5.01, 5.02, 5.04(a), or 5.09.
“GAAP” means generally accepted accounting principles in the United States as of the date hereof, consistently applied.
“Governmental Authority” means any domestic or foreign federal, state, municipal, or local governmental, regulatory or administrative authority, department, court, agency, ERCOT PUCT, FERC, TRE, and NERC or any successor thereto, or official, including any political subdivision thereof, but shall not include Buyer except to the extent specifically provided otherwise herein.
“Hazardous Substance” means any substance, waste or material classified, listed or otherwise regulated as hazardous, toxic or words of similar import by any Applicable Law pertaining to pollution or the protection of the environment or natural resources.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
“Indebtedness” means, with respect to a Person, determined in each case in accordance with the Accounting Policies and in accordance with GAAP, (a) any indebtedness for borrowed money, whether current, short-term or long-term, secured or unsecured, including obligations evidenced by a note, bond, debenture or similar instruments, (b) obligations for the deferred purchase price of property or services (other than Current Liabilities taken into account in the calculation of Closing Working Capital), (c) obligations under any interest rate, currency swap or other hedging agreement or arrangement, (d) capital or finance lease obligations, (e) reimbursement obligations under any letter of credit, banker’s acceptance or similar credit transactions, (f) guarantees made by the Company on behalf of any third party in respect of obligations of the kind referred to in the foregoing clauses (a) through (e); and (g) any unpaid interest, prepayment penalties, premiums, costs and fees that would arise or become due as a result of the prepayment of any of the obligations referred to in the foregoing clauses (a) through (f).

“Indemnified Litigation” means those matters set forth on Schedule 1.01(a)(ii).
“Intellectual Property Right” means (a) any trademark, service mark, trade name, mask work, patent, trade secret, copyright, know-how, domain name or social media user names or accounts (including all associated web addresses, URLs, websites and web pages, and all content and data thereon), and any registrations or applications for registration of any of the foregoing, and (b) computer programs, operating systems, applications, firmware, and other code, including all source code, object code, application programming interfaces, data files, databases, protocols, specifications, and other documentation thereof.
“Knowledge of Seller”, “Seller’s Knowledge” or any other similar knowledge qualification in this Agreement means, with respect to matters qualified by the knowledge of Seller, to the actual knowledge, after due inquiry of the direct reports, if any, of the individuals listed in Schedule 1.01(a)(iii).
“Liability” means all Indebtedness, obligations and other liabilities of any nature, whether absolute, accrued, matured, contingent (or based upon any contingency), known or unknown, fixed or otherwise, or whether due or to become due.
“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest or encumbrance in respect of such property or asset.
“Loss” or “Losses” means any losses, claims, damages, or Liabilities; any assessments, judgments, settlements or compromises relating thereto; reasonable attorneys’ fees; reasonable disbursements; interest; penalties; and all expenses incurred in investigating, preparing or defending against any Action or Proceeding commenced or threatened or any Order in connection with any of the foregoing.
“Material Adverse Effect” means any event, occurrence, fact, condition, or change that has, or that would be reasonably expected to have, a material adverse effect on the financial condition, business, assets, or results of operations of the Company, taken as a whole, or the ability of Seller to consummate the transactions contemplated hereby; provided that “Material Adverse Effect” shall not include any event, occurrence, fact, condition or change to the extent attributable to (i) the announcement or execution of this Agreement and the transactions contemplated hereby, including (x) any action required to be taken by the Company pursuant to this Agreement or consented to in writing by the parties or (y) any action taken by Buyer, Seller or the Company in accordance with the terms and conditions of this Agreement to obtain any of the Required Regulatory Approvals and the results of such action, (ii) any failure to meet any internal or published projections, forecasts, estimates or predictions in respect of recoveries, revenues, earnings or other financial or operating metrics for any period (provided that the underlying causes for such failure shall be taken into account), (iii) any change after the date hereof generally affecting the conditions in international, national or regional economies, financial markets, capital markets or commodities markets, including changes in interest rates or exchange rates, (iv) any change after the date hereof in international, national, regional or local regulatory, political or legislative conditions generally, including the outbreak or escalation of hostilities or any acts of war, sabotage or terrorism, (v) any hurricane, tornado, tsunami, flood, earthquake or other natural disaster or weather-related event, circumstance or development or acts of God, (vi) any change after the date hereof in Applicable Law, regulation or GAAP (or authoritative interpretation thereof), (vii) any effect arising after the date hereof affecting the industry in which the Company conducts its business or the electric generating, transmission or distribution industries (including, in each case, any changes in the operations thereof), (viii) system-wide changes or developments in national, regional, state or local electric generation, transmission or distributions systems and (ix) any change in customer usage patterns or customer selection of third-party suppliers for electricity; provided further that with respect to clauses (iii), (iv), (vi), (vii), (viii), and (ix), such event, occurrence, fact, condition or change shall not be excluded to the extent (and solely to the extent) it disproportionately affects the Company, taken as a whole, as compared to other participants in the industry in which the Company conducts its business; and, provided further, that with respect to clause (v), such event, occurrence, fact, condition or change shall be excluded only to the extent that it results in a Casualty Loss to which Section 6.21 applies.
“Memphis Parts” means the spare parts and other equipment owned by the Company or Seller and stored by a non-Affiliated third party at a storage facility located in Memphis, Tennessee.
“NERC” means the North American Electric Reliability Corporation and each applicable “Electric Reliability Organization” designated by NERC and its respective successors under the Energy Policy Act of 2005.
“Order” means any charge, decree, ruling, determination, directive, award, order, judgment, writ, injunction or stipulation of a Governmental Authority.
“Permit” means all permits, licenses, registrations, certifications, authorizations, approvals, franchises, consents, exemptions, waivers, variances and similar rights obtained, or required to be obtained, from any Governmental Authority.
“Permitted Equity Liens” means (a) Liens that may arise by virtue of any actions taken by or on behalf of Buyer or its Affiliates or their successors or assigns, (b) restrictions on transfer that are cancelled as of the Closing or (c) Liens that may arise pursuant to (i) this Agreement, but only those Liens in favor of Buyer, (ii) the Charter Documents of the Company or (iii) applicable securities laws.
“Permitted Liens” means:
(a)     Liens disclosed in Schedule 1.01(a)(iv);
(b)    Liens securing liabilities reflected on the Balance Sheets or notes thereto;
(c)    Liens for Taxes that are not yet due or are being contested in good faith by appropriate proceedings and for which adequate reserves have been established and maintained in accordance with GAAP;
(d)    mechanic’s, materialman’s, carrier’s, repairer’s and other similar Liens arising or incurred in the ordinary course of business for amounts that (i) are not yet delinquent and would not reasonably be expected to adversely affect, in any material respect, the conduct of the

Company’s business in the ordinary course, consistent with past practice, or the use or reasonably anticipated use of the Company’s property or (ii) are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP;
(e)    in the case of leased property, Liens to which the interest or title of the applicable lessor or sublessor may be subject, and in the case of property where the Company has an easement estate only, Liens to which the interest or title of the applicable easement grantor or landowner may be subject;
(f)    zoning, entitlement and other land use and environmental regulations by any Governmental Authority;
(g)    defects, exceptions, restrictions, easements, rights of way, encumbrances or other matters disclosed by (i) the Existing Title Work, (ii) the Existing Surveys, or (iii) the various exception, easement, lease, rights of way, boundary line, restrictions, and other real property related documents and agreements made available to Buyer (regardless of whether such documents and agreements are reflected on the Existing Title Work or the Existing Surveys), but only to the extent the foregoing continue to affect or encumber the Real Property (or any part, parcel or portion thereof) or any Real Property Interests; and
(h)    other Liens that would not reasonably be expected to adversely affect, in any material respect, the conduct of the Company’s business in the ordinary course, consistent with past practice.
“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.
“Post-Closing Period” means any taxable period (or portion thereof) beginning after the Closing Date.
“Power Generation Company” means a “power generation company” as defined in Texas Administrative Code, Title 16, Part 2, Chapter 25, Subchapter A, § 25.5(82).
“PPA” means that certain Power Purchase Agreement for the Supply of Renewable Energy, Capacity and Ancillaries from a Biomass-Fired Power Production Facility, by and between the Company and The City of Austin, Texas d/b/a Austin Energy, dated as of August 30, 2008 (as may be further amended from time to time).
“Pre-Closing Period” means any taxable period (or portion thereof) ending on or before the Closing Date.
“Proceedings” means all proceedings, actions, claims, suits, investigations and inquiries by or before any Governmental Authority.
“Project Site” shall mean the real property in which the Company has rights located in Nacogdoches County, Texas upon which the Facility and its access rights are located, in each case as more particularly described on Schedule 4.10(d).

“PUCT” means the Public Utility Commission of Texas and any successor agency.
“PUHCA” means the Public Utility Holding Company Act of 2005, and the regulations and orders of the FERC thereunder.
“PURA” means the Public Utility Regulatory Act, Tex. Util. Code §§ 11.001 – 58.302 (West 2016 & Supp. 2017), §§ 59.001 – 66.016 (West 2007 & Supp. 2017) and the regulations of the PUCT thereunder.
“Real Property Interests” means any parcels of land owned in fee simple by the Company or any parcels of land subject to leases, easements, rights-of-way, or other rights and interests in such real property, which in each case benefit or create real property rights in the Company.
“RECs” means any credits, credit certificates, green tags or similar environmental or green energy attributes (such as those for greenhouse gas reduction or the generation of green power or renewable energy) created by a Governmental Authority or independent certification board or group generally recognized in the electric power generation industry, and generated by or associated with the Facility or electricity produced therefrom, including as defined in Texas Administrative Code, Title 16, Part 2, Chapter 25, Subchapter H, Division 1, § 25.173(c)(13), as it may be amended or recodified from time to time.
“Securities Act” means the Securities Act of 1933, as amended.
“Seller Benefit Plan” means all employee benefit plans (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA) and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree health or life insurance, supplemental retirement, superannuation, gratuity, jubilee, provident fund, employment, severance, retention, termination, change in control, welfare, post-employment, profit-sharing, disability, health, vacation, sick leave benefits, fringe benefits or other benefit plans, programs, agreements or arrangements, (a) that are sponsored, maintained, contributed to or required to be maintained or contributed to by Seller or any of its Affiliates, or (b) under which the Company has any Liability or any obligation to contribute (whether actual or contingent).
“Seller Confidential Information” means (a) prior to the Closing, all information related to the Company or the Facility, (b) all information related to Seller or any of its Affiliates (other than, following the Closing, the Company) that is of a confidential or proprietary nature or which Seller otherwise expressly designates as confidential, including the Seller Disclosure Schedules, and (c) all reports, analyses, notes or other information that contain any such information; provided, however, that Seller Confidential Information shall not include information that (i) is or becomes available to the public other than as a result of a disclosure by Buyer or any of its Affiliates or any of their respective representatives in violation of this Agreement, (ii) becomes available to Buyer or any of its Affiliates or any of their respective representatives from a source other than Seller or any of its representatives, provided that the source of such information is not known by Buyer to be bound by a confidentiality agreement with Seller or any of its Affiliates with respect to such information, or (iii) was or is developed or derived without the aid, application, or use of Seller Confidential Information.

“Seller Pension Plan” means The Southern Company Pension Plan or any successor plan thereto.
“Support Obligations” means all currently effective letters of credit, guarantees, deposits and other credit support provided (a) by or on behalf of Seller or its Affiliates (other than the Company) to or on behalf of the Company, or (b) pursuant to any credit facility currently in place in favor of the Company.
“Target Working Capital” means an amount equal to $7,300,000. For the avoidance of doubt, the Target Working Capital shall not include any accounts receivable or other accrued amounts due from Buyer pursuant to the PPA.
“Tax” means all federal, provincial, state, local, municipal or foreign income, profits, capital, gross receipts, windfall profits, occupational, severance, property, production, sales, use, license, excise, franchise, employment, employment insurance, unemployment insurance, social security, disability, workers’ compensation, withholding, transfer, payroll, goods and services, real and personal property, ad valorem, occupancy, stamp, value-added or minimum tax, or any other tax, custom, duty or other like assessment or charge in the nature of a tax, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Authority; and any liability for the payment of amounts with respect to payment of a type described in preceding clause, including as a result of being a member of an affiliated, consolidated, combined or unitary group, as a result of succeeding to such liability as a result of merger, conversion or asset transfer or as a result of any obligation under any tax sharing arrangement or tax indemnity agreement.
“Tax Abatement Agreements” means (i) the CISD Agreement; (ii) Tax Abatement Agreement, dated September 15, 2009, by and between the Company and the County of Nacogdoches, Texas; (iii) Tax Abatement Agreement, dated August 12, 2014, by and between the Company and the County of Nacogdoches (Reinvestment Zone #1), Texas; and (iv) Tax Abatement Agreement, dated August 12, 2014, by and between the Company and the County of Nacogdoches (Reinvestment Zone #2).
“Taxing Authority” means any Governmental Authority responsible for the imposition of any Tax.
“Tax Return” means any return, declaration, statement, election or other similar document, including any amendment, form or schedule thereto, filed or required to be filed with any Taxing Authority in respect of any Tax.
“Transaction Documents” means this Agreement, the Interests Assignment and each other agreement, instrument or document executed or to be executed by the parties in connection with the closing of the transactions contemplated hereby.
“Transition Services Agreement” means that certain Transition Services Agreement by and between Buyer and Seller, dated as of the date hereof, in the form attached hereto as Exhibit C.
“TRE” means Texas Reliability Entity, Inc. or any successor entity.

“WARN Act” means the federal Worker Adjustment Retraining and Notification Act of 1988 and similar state or local Laws related to plant closing, relocations and mass layoffs.
“Working Capital” means the excess of Current Assets over Current Liabilities of the Company, determined in accordance with GAAP, on a basis consistent with past practice and in accordance with the methodologies set forth on Exhibit A; provided, that in no event shall Working Capital include the current portion of any Indebtedness that is otherwise captured in Closing Indebtedness, provided, further, that in the event of a discrepancy between GAAP and Exhibit A, Exhibit A shall control.
(b)    Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Acquisition Proposal	6.22(a)
Agreement	Preamble
Allocation Schedule	6.12(f)
Alternative Financing	6.19
Balance Sheets	4.04(a)
Buyer	Preamble
Buyer FSA Plan	6.07(d)(ii)
Buyer Indemnified Parties	8.02(a)
Buyer’s 401(k) Plan	6.07(e)(i)
Cap	8.02(b)(ii)
Casualty Loss	6.21
Closing	2.02(a)
Commitment Letter	5.05(b)
Company	Recitals
Continuation Period	6.07(c)
Current Representation	10.02(a)
Damage Cost	6.21
De Minimis Amount	8.02(b)(i)
Debt Documents	6.19
Debt Financing	5.05(b)
Debt Financing Source	5.05(b)
Designated Person	10.02(a)
Direct Loss	8.04(e)
Disability Employee	6.07(b)
e-mail	10.01
Easements	4.10(a)
Employee List	4.13(a)
Enforceability Exceptions	3.02
Estimated Closing Indebtedness	2.03(a)
Estimated Closing Statement	2.03(a)
Excluded Assets	2.01(b)
Final Closing Statement	2.05(c)
Financial Statements	4.04(a)

Term	Section
Financing Purposes	5.05(b)
Forecasts	5.10(b)
Forum	10.08
Indemnifying Party	8.04(a)
Indemnitee	8.04(a)
Independent Accounting Firm	2.05(c)
Initial Closing Statement	2.04(a)
Insurance Policies	4.12
Interests Assignment	2.02(b)(ii)
Interim Balance Sheet	4.04(a)
IT Systems	4.11(b)
Material Contracts	4.07(b)
Membership Interests	Recitals
New Commitment	6.24
New Survey	6.24
Notice of Disagreement	2.05(a)
O&M Provider	6.07(b)
Owned Real Property	4.10(a)
PBGC	4.14(e)
Personal Property	4.10(i)
Post-Closing Adjustment	2.06
Post-Closing Representation	10.02(a)
PPA Payments	6.05(b)
PPP	6.07(d)(iii)
Public Information Act	6.04(d)
Purchase Price	2.01(a)
Real Property	4.10(a)
Releasees	6.17(a)
Required Regulatory Approvals	3.03
Resolution Period	2.05(b)
Seller	Preamble
Seller Disclosure Schedules	Article 3
Seller FSA Plans	6.07(d)(ii)
Seller Indemnified Parties	8.03(a)
Seller’s 401(k) Plan	6.07(e)(i)
Shared Assets	4.10(i)
Shared Contracts	4.07(c)
Tax Claim	6.12(a)
Third Party Claim	8.04(a)
Third Party Claim Notice	8.04(a)
Threshold	8.02(b)(i)
Total Loss	6.21(c)
Transfer Taxes	10.04
Transferring Employee	6.07(b)
Updated Survey	6.24

Term	Section
Updated Title Evidence	6.24
Willful Breach	9.03
Year-End Balance Sheet	4.04(a)
Section 1.02    Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and will be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, will have the meaning as defined in this Agreement. Any singular term in this Agreement will be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute will be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to Accounting Policies and calculations hereunder shall be pursuant to GAAP in effect as of the date hereof unless modified pursuant to this Agreement. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law,” “laws” or to a particular statute or law will be deemed also to include any and all Applicable Law. For the purposes of this Agreement, any document that is described as being “delivered,” “furnished” or “made available” will be treated as such if copies of such documents have been put in the data room prepared by the Company not later than 7:00 p.m. Eastern Time on the date hereof. References to “$” or “dollars” will be deemed to refer to U.S. dollars.
ARTICLE 2   PURCHASE AND SALE
Section 2.01    Purchase and Sale.
(a)    Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller agrees to sell to Buyer, and Buyer agrees to purchase from Seller, the Membership Interests. The aggregate amount to be paid hereunder for the Membership Interests is an amount in cash (the “Purchase Price”) equal to (a) $460,000,000, plus (b) the Estimated Working Capital Adjustment Amount, if the Estimated Working Capital Adjustment Amount is positive, minus (c) the absolute value of the Estimated Working Capital Adjustment Amount, if the Estimated Working Capital Adjustment Amount is negative, minus (d) the Estimated Closing

Indebtedness, if any. The Purchase Price will be paid as provided in Section 2.02 and will be subject to adjustment as provided in Section 2.06.
(b)    Excluded Assets. Seller is not transferring to Buyer nor shall this Agreement or any Transaction Document be deemed to transfer any (i) information technology equipment leases for laptops, desktops, printers, servers, copiers or related equipment, (ii) information technology enterprise software licenses and related agreements, (iii) the Excluded Intellectual Property Rights or (iv) any accounts receivable or other accrued amounts due from Buyer pursuant to the PPA (collectively, the “Excluded Assets”). The Company will transfer or assign all of the Excluded Assets it owns to Seller or its Affiliates prior to Closing.
Section 2.02    Closing.
(a)    The closing (the “Closing”) of the purchase and sale of the Membership Interests hereunder will take place at the offices of Baker Botts L.L.P., 910 Louisiana Street, Houston, Texas 77002 or remotely by the electronic exchange of documents in .pdf format, on the fifth Business Day following satisfaction of or, to the extent permissible, waiver by the party or parties entitled to the benefit of the conditions set forth in Article 7 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) occurs, or at such other time or place as Buyer and Seller may agree; provided, however, that the Closing shall not take place prior to June 14, 2019 without the prior written consent of Buyer and Seller.
(b)    At or prior to the Closing, Buyer will deliver, or cause to be delivered, to Seller:
(i)    an amount in cash equal to the Purchase Price, in immediately available funds by wire transfer;
(ii)    an assignment transferring the Membership Interests to Buyer, substantially in the form attached hereto as Exhibit B (the “Interests Assignment”), dated as of the Closing Date and duly executed by Buyer; and
(iii)    a certificate dated as of the Closing Date and signed by a duly authorized representative of Buyer, certifying that the conditions set forth in Section 7.03(a) and Section 7.03(b) have been satisfied.
(c)    At or prior to the Closing, Seller will deliver, or cause to be delivered, to Buyer:
(i)    the Interests Assignment, duly executed by Seller; and
(ii)    a certificate dated as of the Closing Date and signed by a duly authorized representative of Seller, certifying that the conditions set forth in Section 7.02(a) and Section 7.02(b) have been satisfied.
Section 2.03    Purchase Price Adjustments.
(a)    Not less than five Business Days prior to the anticipated Closing Date, Seller shall prepare in good faith and deliver to Buyer a statement (the “Estimated Closing Statement”)

setting forth a written estimate of each of (i) Closing Working Capital and the Estimated Working Capital Adjustment Amount and (ii) Closing Indebtedness (“Estimated Closing Indebtedness”), which shall be accompanied by a notice that sets forth (A) Seller’s determination of the Purchase Price after giving effect to Estimated Working Capital and Estimated Closing Indebtedness and (B) the bank account or accounts to which Buyer shall transfer the Purchase Price pursuant to Section 2.02.
(b)    The Estimated Closing Statement shall be prepared in accordance with the Accounting Policies and in accordance with GAAP, in each case, applied consistently with their application in connection with the preparation of the Balance Sheets. It is understood and agreed that Exhibit A sets forth an example calculation of the Closing Working Capital.
(c)    From and after the delivery of the Estimated Closing Statement until the Business Day prior to the Closing Date, Seller shall, and shall cause the Company to, (i) reasonably assist Buyer and its representatives in Buyer’s review of the Estimated Closing Statement and (ii) make available Seller’s representatives responsible for preparing the Estimated Closing Statement to discuss the Estimated Closing Statement with Buyer. Seller shall consider in good faith any comments on the Estimated Closing Statement submitted by Buyer.
Section 2.04    Post-Closing Statement.
(a)    Within 60 days after the Closing Date, Seller shall prepare in good faith and deliver to Buyer a statement (the “Initial Closing Statement”) setting forth each of (i) Closing Working Capital and (ii) Closing Indebtedness. The Initial Closing Statement shall be prepared in accordance with the Accounting Policies and in accordance with GAAP, in each case applied consistently with their application in connection with the preparation of the Balance Sheets.
(b)    Following the Closing through the date that the Final Closing Statement becomes final and binding, each party and its Affiliates and representatives shall be permitted to access and review the books, records and work papers of the other party relating to the Company, and each party shall, and shall cause its Affiliates and its and their respective employees, accountants and other representatives to, cooperate with and assist the other party and its Affiliates and representatives in connection with such access and review, including by providing access to such books, records and work papers and making available personnel to the extent reasonably requested; provided, that no accountant of either party or its Affiliates shall be obligated to make any books, records or work papers available to the other party or its Affiliates except in accordance with such accountant’s normal disclosure procedures and then only after such other party or its Affiliates, as applicable, has signed a customary agreement relating to such access to books, records and work papers.
(c)    Each party agrees that, following the Closing through the date that the Final Closing Statement becomes final and binding, it will not take or permit to be taken any actions with respect to any accounting books, records, policies or procedures on which the Financial Statements or the Initial Closing Statement is based, or on which the Final Closing Statement is to be based, that would impede or delay the determination of the amount of Closing Working Capital or Closing Indebtedness or the preparation of any Notice of Disagreement or the Final Closing Statement in the manner and utilizing the methods provided by this Agreement.

Section 2.05    Reconciliation of Post-Closing Statement.
(a)    Buyer shall notify Seller in writing no later than 30 days after Buyer’s receipt of the Initial Closing Statement if Buyer disagrees with the Initial Closing Statement, which notice shall describe the basis for such disagreement (the “Notice of Disagreement”). If no Notice of Disagreement is delivered to Seller by such time, then the Initial Closing Statement shall become final and binding upon the parties in accordance with Section 2.05(c).
(b)    During the 30 days immediately following the delivery of a Notice of Disagreement (the “Resolution Period”), Seller and Buyer shall seek to resolve any differences that they may have with respect to the matters specified in the Notice of Disagreement.
(c)    If, at the end of the Resolution Period, Seller and Buyer have been unable to resolve any differences that they may have with respect to the matters specified in the Notice of Disagreement, Seller and Buyer shall submit all matters that remain in dispute with respect to the Notice of Disagreement to Grant Thornton LLP, or another nationally recognized accounting firm that is not the principal accounting firm of either Buyer or Seller, as agreed to between the parties hereto (the “Independent Accounting Firm”). Within 30 days after submission of such matters to the Independent Accounting Firm, the Independent Accounting Firm shall make a final determination of the appropriate amount of each of such matters. Such determination shall be (i) made in accordance with the Accounting Policies and the terms and definitions of this Agreement, (ii) based solely on the written submissions of the parties, and (iii) binding on the parties. With respect to each disputed matter, such determination, if not in accordance with the position of either Seller or Buyer, shall not be in excess of the higher, or less than the lower, of the amounts advocated by Buyer in the Notice of Disagreement or by Seller in the Initial Closing Statement with respect to such disputed matter. The Independent Accounting Firm shall not review or make any determination with respect to any matter other than the matters that remain in dispute as indicated in the Notice of Disagreement. The statement setting forth (x) Closing Working Capital and (y) Closing Indebtedness that is final and binding on the parties, as determined either through agreement of the parties pursuant to Section 2.05(a) or Section 2.05(b) or through the action of the Independent Accounting Firm pursuant to this Section 2.05(c), is referred to as the “Final Closing Statement.”
(d)    All fees and expenses relating to the work, if any, to be performed by the Independent Accounting Firm shall be borne equally by Seller, on the one hand, and Buyer on the other hand. During the review by the Independent Accounting Firm, each of Buyer and Seller shall, and shall cause its respective Affiliates (including, in the case of Buyer, the Company) and its and their respective employees, accountants and other representatives to, each make available to the Independent Accounting Firm interviews with such personnel, and such information, books and records and work papers, as may be reasonably requested by the Independent Accounting Firm to fulfill its obligations under Section 2.05(c); provided, that no accountant of Seller or Buyer shall be obligated to make any work papers available to the Independent Accounting Firm except in accordance with such accountants’ normal disclosure procedures and then only after such Independent Accounting Firm has signed a customary agreement relating to such access to work papers. In acting under this Agreement, the Independent Accounting Firm shall act as an expert and not an arbitrator.

(e)    The process set forth in Section 2.04 and this Section 2.05 shall be the sole and exclusive remedy of any of the parties and their respective Affiliates for any disputes related to the amount of Closing Working Capital and Closing Indebtedness, the Post-Closing Adjustment and the calculations and amounts on which they are based or set forth in the related statements and notices delivered in connection therewith. For the avoidance of doubt, the calculations to be made pursuant to Section 2.04 and this Section 2.05 and the Post-Closing Adjustment are not intended to be used to adjust for errors or omissions that may be found with respect to the Financial Statements. After the determination of the Final Closing Statement, neither party shall have the right to make any claim based upon the preparation of the Final Closing Statement or the calculation of Closing Working Capital and Closing Indebtedness (even if subsequent events or subsequently discovered facts would have affected the determination of the Final Closing Statement or the calculations of Closing Working Capital or Closing Indebtedness had such subsequent events or subsequently discovered facts been known at the time of the determination of the Final Closing Statement).
Section 2.06    Post-Closing Adjustment. The “Post-Closing Adjustment” shall be equal to (a) (i) Final Working Capital minus (ii) Estimated Working Capital minus (b) (i) Final Closing Indebtedness minus (ii) Estimated Closing Indebtedness. If the Post-Closing Adjustment is a positive amount, then Buyer shall pay in cash to Seller (or one or more Affiliates designated by Seller) the amount of the Post-Closing Adjustment. If the Post-Closing Adjustment is a negative amount, then Seller (or an Affiliate designated by Seller) shall pay in cash to Buyer the absolute value of the amount of the Post-Closing Adjustment. Any such payment pursuant to this Section 2.06 shall be made within ten Business Days after the determination of the Final Closing Statement by wire transfer of immediately available funds.
Section 2.07    PPA Consent. Buyer hereby consents for itself and its Affiliates with respect to the transactions contemplated by this Agreement pursuant to Section 24.1 of the PPA.
ARTICLE 3   REPRESENTATIONS AND WARRANTIES OF SELLER
Except as set forth in the disclosure schedules delivered by Seller to Buyer on the date hereof (the “Seller Disclosure Schedules”), Seller represents and warrants to Buyer, as of the date hereof and as of the Closing, as follows:
Section 3.01    Corporate Existence and Power. Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted.
Section 3.02    Corporate Authorization; Enforceability. The execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby are within its corporate powers and have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors’

rights generally and the application of general principles of equity (regardless of whether that enforceability is considered in a Proceeding at law or in equity) (the “Enforceability Exceptions”).
Section 3.03    Governmental Authorization. The execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby require no material action by or in respect of, or material filing with, any Governmental Authority other than the filings and approvals set forth on Schedule 3.03 (collectively, the “Required Regulatory Approvals”).
Section 3.04    Non-Contravention. Except as set forth on Schedule 3.04, the execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby do not and will not (a) violate its Charter Documents or those of the Company, (b) assuming compliance with the matters referred to in this Section 3.04, violate any Applicable Law in any material respect, (c) require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of Seller or the Company or to a loss of any benefit to which Seller or the Company is entitled under, any provision of any material agreement or instrument binding upon Seller or the Company, or (d) result in the creation or imposition of any Lien on any asset of the Company, except for any Permitted Liens.
Section 3.05    Title to Interests. Seller is the record and beneficial owner of the Membership Interests, free and clear of all Liens, other than Permitted Equity Liens, and will transfer and deliver to Buyer at the Closing valid title to such Membership Interests free and clear of any Lien, other than Permitted Equity Liens.
Section 3.06    Broker Fees. Except for Barclays Capital Inc., whose fees and expenses will be paid by Seller, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Seller or the Company who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.
ARTICLE 4   REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY
Except as set forth in the Seller Disclosure Schedules, Seller represents and warrants to Buyer, as of the date hereof and as of the Closing, as follows:
Section 4.01    Existence and Power. The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has all limited liability company powers and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted. Seller has made available to Buyer true, complete, and correct copies of the Company’s Charter Documents. The officers, managers, and directors of the Company as of the date hereof are set forth on Schedule 4.01.
Section 4.02    Capital Structure.

(a)    Seller is the record and beneficial owner of all of the Membership Interests. The Membership Interests represent all of the outstanding Equity Interests of the Company.
(b)    The Membership Interests (i) are duly authorized, validly issued, fully paid and non-assessable, (ii) are free and clear of all Liens (other than Permitted Equity Liens) and are not subject to any agreements or understandings among any Persons with respect to the voting or transfer thereof, (iii) are not subject to any outstanding subscriptions, options, convertible securities, warrants, calls or other securities or commitments of any character granting rights to purchase or otherwise acquire any of the Membership Interests, (iv) were issued in compliance with Applicable Law and not in contravention of the preemptive or other rights of any Person, and (v) are uncertificated.
(c)    There are no outstanding or authorized subscriptions, options, convertible securities, warrants, calls or other securities or commitments of any character obligating Seller or the Company to issue or sell any Equity Interests in the Company.
(d)    No Person other than the owner of the Membership Interests has any direct or indirect voting rights with respect thereto.
Section 4.03    Subsidiaries. The Company does not own, or have any obligation to purchase, subscribe for, or otherwise acquire, directly or indirectly, any Equity Interests.
Section 4.04    Financial Statements.
(a)    Schedule 4.04(a) sets forth the following financial statements relating to the Company: (i) an unaudited balance sheet as of December 31, 2018 (the “Year-End Balance Sheet”) and the related unaudited statement of income for the fiscal year ended December 31, 2018 and (ii) an unaudited balance sheet as of March 31, 2019 (the “Interim Balance Sheet” and, together with the Year-End Balance Sheet, the “Balance Sheets”) and the related unaudited statement of income for the period ended March 31, 2019 (collectively, the “Financial Statements”).
(b)    The Financial Statements fairly present, in all material respects in conformity with GAAP (except for the absence of footnotes thereto), the financial position of the Company as of the dates thereof and its results of operations for the periods then ended.
(c)    Grant Thornton LLP is not the principal accounting firm of Seller or any of its Affiliates (including the Company).
Section 4.05    Absence of Certain Changes. Since the date of the Interim Balance Sheet, the business of the Company has been conducted in the ordinary course consistent with past practices (except as expressly contemplated by this Agreement) and there has not been any Material Adverse Effect.
Section 4.06    No Undisclosed Liabilities.
(a)    The Company has no Liabilities other than (i) liabilities not required under GAAP to be shown on the Balance Sheets, (ii) liabilities provided for in the Balance Sheets or disclosed in the notes thereto, (iii) liabilities disclosed on Schedule 4.06(a), (iv) liabilities arising out of express contractual obligations contained in Contracts entered into by the Company in the ordinary course of business (other than liabilities resulting from a breach or default by the Company thereunder), (v) liabilities incurred in the ordinary course of business since the date of the Interim Balance Sheet and (vi) Permitted Liens.
(b)    The Company has no Indebtedness, other than Indebtedness disclosed on Schedule 4.06(b).
(c)    The Company was formed for the sole purpose of developing, constructing, owning, and operating the Facility, and has never undertaken any business dealings other than in connection with or incidental to such purpose.
(d)    There are no Support Obligations.
Section 4.07    Material Contracts.
(a)    Except as set forth on Schedule 4.07(a), the Company is not a party to or bound by:
(i)    any personal property lease providing for (A) annual payments by the Company of $150,000 or more or (B) payments by the Company which in the aggregate exceed $450,000, in each case, that cannot be terminated on less than 90 days’ notice without payment by the Company of any material penalty;
(ii)    any Contract, including for the purchase of materials, supplies, goods, services, equipment or other assets, providing for (A) annual payments by the Company of $50,000 or more or (B) payments by the Company which in the aggregate exceed $100,000, in each case, that either have a term of greater than 30 days or cannot be terminated on less than 90 days’ notice without payment by the Company of any material penalty and other than purchase orders in the ordinary course of business (provided that this clause (ii) shall not apply to any personal property lease, any Contract for the purchase of fuel, or any Contract (A) under a category in any other subsection or clause of this Section 4.07 (disregarding any corresponding dollar threshold) or (B) otherwise disclosed in the Seller Disclosure Schedules);
(iii)    any Contract for the purchase of fuel containing minimum or fixed volume requirements, or that cannot be terminated on less than 90 days’ notice without payment by the Company of any material penalty;
(iv)    any Contract for the purchase or sale of electricity, ancillary services related to the purchase or sale of electricity, or RECs other than the PPA;
(v)    any partnership, joint venture or other similar Contract;
(vi)    any Contract relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise), or the acquisition or disposition of any material assets other than in the ordinary course of business consistent with past practice, pursuant to which it has material ongoing obligations;

(vii)    any Contract relating to Indebtedness (in any case, whether incurred, assumed, guaranteed or secured by any asset), except any such Contract evidencing intercompany indebtedness to be settled as of the Closing pursuant to Section 6.11(a);
(viii)    any Contract expressly prohibiting or restricting the ability of the Company to compete in any line of business or with any Person or in any area;
(ix)    any Affiliate Contract;
(x)     any Contract that requires the Company to purchase its total requirements of, or any specified percentage of, any produce or service or that contains “take or pay” provisions; or
(xi)    any Contract that contains “most favored nations” provisions.
(b)    Each Contract required to be disclosed pursuant to Section 4.07(a) (collectively, the “Material Contracts”), is a valid and binding agreement of the Company and, to Seller’s Knowledge, any other party thereto and is in full force and effect, and (ii) neither the Company nor, to Seller’s Knowledge, any other party thereto is in default or breach in any material respect under the terms of any Material Contract.
(c)    Schedule 4.07(c) sets forth a list of the Contracts to which Seller or any of its Affiliates (other than the Company) is a party and that are material to, or that relate principally to, the Company’s business or operations (collectively, “Shared Contracts”) to the extent that such Shared Contracts provide for (A) annual payments by, or charged to, the Company of $50,000 or more or (B) payments by, or charged to, the Company which in the aggregate exceed $100,000.
Section 4.08    Litigation. Except as set forth on Schedule 4.08, there is no material Action or Proceeding pending against, or to Seller’s Knowledge, threatened in writing against, the Company or, with respect to the Company’s operations, Seller or any of its Affiliates before any arbitrator or any Governmental Authority, including any Action or Proceeding that in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.
Section 4.09    Compliance with Laws and Orders; Permits. The following representations do not cover environmental matters (which are addressed exclusively in Section 4.15).
(a)    Neither Seller nor the Company is subject to any Order, except to the extent any such Order would not reasonably be expected to have a Material Adverse Effect. The Company and, with respect to the operations of the Company, Seller and its other Affiliates are in compliance with, and for the past three years have been in compliance with, all Applicable Laws and Orders in all material respects.
(b)    (i) Since January 1, 2017, no written notice, order, request for information, complaint or penalty has been received by the Company or, with respect to the operations of the Company, Seller or any of its Affiliates, and (ii) there are no Actions or Proceedings pending or threatened, in the case of each of (i) and (ii), that allege a material violation of any Applicable Law by the Company, or by Seller or any of its other Affiliates with respect to the Company’s operations, or that would reasonably be expected to result in the revocation, modification, or termination of any Permit.
(c)    (i) Schedule 4.09(c) lists all material Permits held by the Company, (ii) such Permits are all of the Permits required under Applicable Laws necessary to operate the Facility and conduct the business of the Company as presently conducted, including for the sale of electric power at wholesale and the sale of RECs, (iii) each such Permit is in full force and effect, (iv) the Company is in compliance with, and for the past three years has been in compliance with, the terms of such Permits in all material respects, and (v) Seller has made available to Buyer true, correct, and complete copies of each such Permit.
Section 4.10    Title to Properties.
(a)    Schedule 4.10(a) sets forth all of the Real Property owned by the Company (the “Owned Real Property”) and all easements and rights-of-way that benefit or create easement or access rights in the Company and that are necessary for the operation of the Facility as it is currently operated (collectively the “Easements” and together with the Owned Real Property, the “Real Property”). The Company has good and indefeasible fee simple title to the Owned Real Property, and valid, insurable easement estates in the Easements, in each case, free and clear of all Liens other than Permitted Liens. Seller has made available to Buyer complete copies of (i) the vesting deeds reflecting fee ownership of the Owned Real Property, (ii) the Existing Title Work and (iii) various exception, easement, lease, rights of way, boundary line, restriction, and other real property related documents, agreements and encumbrances in the Company’s possession and relating to the Owned Real Property or the Easements. With respect to the Owned Real Property, (A) there are no leases, subleases, licenses, concessions, or other agreements, written or oral, granting to any third party or parties the right of use or occupancy of any portion of the Owned Real Property, except for the Permitted Liens, (B) neither Seller not any of its Affiliates has granted to any other Person the right to acquire, and there are no outstanding options or rights of first refusal to purchase or lease, the Owned Real Property or Seller’s easement estates in the Easements, or any portion thereof or interest therein, except for the Permitted Liens and this Agreement, and (C) there are no Persons (other than the Company, its Affiliates, employees, agents or contractors) in possession of the Owned Real Property. With respect to the Easements, (x) the Easements are in full force and effect and constitute valid and binding obligations of, and are legally enforceable by and against, the Company and, to Seller’s Knowledge, the counterparties thereto, (y) neither the Company nor, to Seller’s Knowledge, the counterparties thereto are in material default of the Easements, and (z) to Seller’s Knowledge no event has occurred which, with notice, would constitute a material breach or default of, or permit the termination or modification of, the Easements.
(b)    The Company does not lease as a tenant, or hold any leasehold interest in, any real property; the Company is not a party to any real property lease.
(c)    Except for the Owned Real Property and Easements set forth on Schedule 4.10(a), the Company does not own, occupy or otherwise have any easement or other interest in any real property.

(d)    A legal description of the Project Site is set forth on Schedule 4.10(d). Neither Seller nor any of its Affiliates (including the Company) has received written notice of condemnation, special assessment or the like with respect thereto to any portion of the Project Site.
(e)    The Real Property constitutes all of the real property necessary for the operation of the Facility as it is operated by Seller and its Affiliates (including the Company) in all material respects as of the date hereof.
(f)    Seller has made available to Buyer complete copies of the Existing Surveys.
(g)    Schedule 4.10(g) lists all vehicles and other material items of equipment and other material tangible property and material assets owned or leased by the Company, other than the Real Property and Excluded Assets (“Personal Property”). The Company has good title to, or valid lease interests in, the Personal Property, as applicable, free and clear of all Liens other than Permitted Liens. Except as set forth on Schedule 4.10(g), the Personal Property is in good condition and repair, reasonable wear and tear excepted.
(h)    Except as set forth in Schedule 4.10(h) and other than the Excluded Assets, the Real Property and the Personal Property are sufficient to conduct the Company’s business and operations in all material respects as conducted as of the date hereof. To Seller’s Knowledge, except for Permitted Liens, there are no existing encroachments, easements, claims, prescriptive easements or other interests in favor of third parties onto the Facility that could reasonably be expected to materially and adversely affect the ability to operate the Facility consistent with past practice.
(i)    Schedule 4.10(i) sets forth a list of all properties and assets (other than Contracts) that are owned or leased by Seller or any of its Affiliates (other than the Company) and that are material to, or that relate principally to, the Company’s business or operations (collectively the “Shared Assets”).
(j)    Schedule 4.10(j) sets forth a list of the Excluded Assets owned or used by the Company (other than the Excluded Intellectual Property Rights or any accounts receivable or other accrued amounts due from Buyer pursuant to the PPA) as of the date hereof.
(k)    The Project Site has suitable and sufficient storage facilities for the Memphis Parts.
Section 4.11    Intellectual Property Rights; Information Security.
(a)    The Company is the owner of, or has the valid right to use, all Intellectual Property Rights used in the conduct of the business of the Company. To Seller’s Knowledge, the Company is not infringing upon, and has not infringed upon, any Intellectual Property Rights of any other Person. To Seller’s Knowledge, no Person is infringing upon, or has infringed upon, any Intellectual Property Rights owned or used by the Company.
(b)    The Company or one of its Affiliates has taken commercially reasonable steps to protect the material information technology systems currently used in the conduct of the business of the Company (the “IT Systems”). The Company or one of its Affiliates has in place commercially reasonable disaster recovery plans, procedures and facilities for the IT Systems and have taken commercially reasonable steps to safeguard the security of the IT Systems. To the Knowledge of Seller, there have been no unauthorized intrusions or breaches of the security of the IT Systems since December 31, 2016.
(c)    Notwithstanding anything to the contrary herein, except as set forth in this Section 4.11, no representations or warranties are being made in this Agreement with respect to any IT Systems or intellectual property matters.
Section 4.12    Insurance Coverage. Schedule 4.12 sets forth a true and complete list of all material insurance policies and fidelity bonds relating to the assets, business, operations, employees, officers and managers of the Company (collectively, the “Insurance Policies”). Neither Seller nor any of its Affiliates (including the Company) has received any written notice of cancellation of or material alteration of coverage under, any of such Insurance Policies. All premiums due on such Insurance Policies have either been paid or, if due and payable prior to Closing, will be paid prior to Closing in accordance with the payment terms of each Insurance Policy. The Insurance Policies do not provide for any retrospective premium adjustment or other experience based liability on the part of the Company. All such Insurance Policies (a) are valid and binding in accordance with their terms and (b) have not been subject to any lapse in coverage. Except as set forth on Schedule 4.12, there are no claims related to the business of the Company pending under any such Insurance Policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights. None of Seller or any of its Affiliates is in default under, or has otherwise failed to comply with, in any material respect, any provision contained in such Insurance Policy. The Insurance Policies are sufficient for compliance with all Applicable Laws and Contracts to which the Company is a party or by which it is bound.
Section 4.13    Employees.
(a)    Seller has made available to Buyer on the date hereof a true and complete list (the “Employee List”) of the names, titles, annual salaries or base wage rates of all Business Employees.
(b)    The Company is in compliance, in all material respects, with all Applicable Laws relating to employment, employment practices and terms and conditions of employment, wages and hours, and occupational safety and health.
(c)    The Company is not a party to or bound by any labor or collective bargaining agreement and, to the Knowledge of Seller, there are no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit with respect to, or otherwise attempting to represent, any of the employees of the Company. There is not presently existing any and, to the Knowledge of Seller, there is no threatened, strike, slowdown, picketing, or work stoppage involving the Company or any of its employees that would reasonably be expected to have a Material Adverse Effect.

Section 4.14    Employee Benefit Plans.
(a)    Schedule 4.14(a) sets forth a list, as of the date hereof, of each Seller Benefit Plan providing benefits to any Business Employee. There are no Company Benefit Plans.
(b)    With respect to each Seller Benefit Plan providing benefits to any Business Employee, Seller has made available to Buyer prior to the date hereof, to the extent applicable, (i) the written document(s) evidencing such plan or, with respect to any such plan that is not in writing, a written description of the material terms thereof, and all amendments or material supplements thereto, (ii) the summary plan description, together with each summary of material modifications, or, for a plan to which no summary plan description is available, any other communication describing the material elements of such plan, (iii) the annual report (Form 5500, including schedules and attachments) filed with the IRS for the last plan year, and the most recently received IRS determination letter, (iv) any related trust agreements, insurance contracts or documents of any other funding arrangements, and (v) the most recently prepared actuarial report or financial statement.
(c)    All material contributions or premiums required to be made by the Company, Seller or any of its Affiliates to any Seller Benefit Plan have been timely made or accrued.
(d)    No Seller Benefit Plan is a “multiemployer plan” within the meaning of Section 3(37) of ERISA or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA and Section 414(b) and (c) of the Code, and, there are no circumstances or events that could result in any material Liability to the Company with respect to such a plan or a “pension plan” within the meaning of Section 3(2) of ERISA. Neither the Company nor, with respect to the Seller Benefit Plans, Seller or any of its Affiliates has incurred any withdrawal Liability under Title IV of ERISA which remains unsatisfied. No Seller Benefit Plan is a “multiple employer plan” – a plan in which multiple employers participate – including a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA or a plan that has two or more participating employers at least two of whom are not under common control, within the meaning of Section 4063 of ERISA and Section 414(b) and (c) of the Code, and, there are no circumstances or events that could result in any Liability to the Company with respect to such a plan or a “pension plan” (within the meaning of Section 3(2) of ERISA).
(e)    With respect to the Seller Pension Plan: (i) there does not exist any failure to meet the “minimum funding standard” of Section 412 of the Code or 302 of ERISA (whether or not waived); (ii) such plan is not in “at-risk” status for purposes of Section 430 of the Code; (iii) the most recent actuarial report prepared by such plan’s actuary was based upon reasonable actuarial assumptions and was accurate in all material respects as of the valuation date of such report, and there has not been a material change in the present value of accrued benefits under such plan or the fair market value of the assets allocable to such accrued benefits since the most recent valuation date; (iv) no reportable event within the meaning of Section 4043(c) of ERISA has occurred; (v) all premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full; (vi) no Liability under Title IV of ERISA related to plan termination has been or is expected to be incurred by Seller or any of its Affiliates; and (vii) the PBGC has not instituted proceedings to terminate any such plan (nor has any material correspondence been received from a

Governmental Authority) and, to the Knowledge of Seller, no circumstances exist which could serve as a basis for the institution of such proceedings.
(f)    Each Seller Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received from the IRS a favorable determination letter (or in the case of a master or prototype plan, a favorable opinion letter or in the case of a volume submitter plan, a favorable advisory letter) as to its qualification under Section 401(a) of the Code, and nothing has occurred that would be reasonably expected to adversely affect the qualified or exempt status of such Seller Benefit Plan or trust, nor is the consummation of the transactions provided for by this Agreement reasonably expected to have any such effect.
(g)    Each Seller Benefit Plan is being, and has been, operated and administered in accordance with ERISA, the Code and all other applicable Laws and regulations thereunder, in accordance with its terms, and so as not to incur any Liability for Taxes or penalties under ERISA, the Code or other Applicable Laws or Liability to any participant in such Seller Benefit Plan (other than routine claims for benefits).
(h)    Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement (whether alone or in connection with other events) will (i) entitle any Business Employee to compensation or benefits or any increase in compensation or benefits, (ii) accelerate the time of any payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable under or result in any other obligation pursuant to, any Seller Benefit Plan, or (iii) constitute an event described in Section 280G(b)(2)(A)(i) of the Code, in any such case, for which Seller or the Company will be responsible.
(i)    Other than routine claims for benefits, there are no pending or, to the Knowledge of Seller, threatened Actions or Proceedings relating to a Seller Benefit Plan. There are no pending or open examinations of any Seller Benefit Plan by any Governmental Authority that could result in material liability to the Company.
(j)    No Business Employee has a vested right under any Seller Benefit Plan that is a retiree welfare benefit plan, and following the Closing the Company will have no Liability under any such retiree welfare benefit plan.
(k)    Notwithstanding anything to the contrary herein, except as set forth in Section 4.13 and this Section 4.14, no representations or warranties are being made in this Agreement with respect to any employee or employee benefit matters, including such matters arising under ERISA or the Code.
Section 4.15    Environmental Matters.
(a)    Except as disclosed on Schedule 4.15:
(i)    the Company and, with respect to the operations of the Company, Seller and its other Affiliates are in compliance with, and for the past three years have been in compliance with, all applicable Environmental Laws, and all Orders issued in respect of applicable Environmental Laws, in all material respects;
(ii)    (A) since January 1, 2017, and to Seller’s Knowledge since January 1, 2014, no unresolved written notice, order, request for information, complaint or penalty has been received by the Company or, with respect to the operations of the Company, Seller or any of its other Affiliates, and (B) there are no Actions or Proceedings pending or, to Seller’s Knowledge, threatened, in the case of each of (A) and (B), that allege a material violation of any Environmental Law by the Company, or, with respect to the Company’s operations, by Seller or any of its other Affiliates, or that would reasonably be expected to result in the revocation, modification, or termination of any Environmental Permit;
(iii)    (A) Schedule 4.15(a)(iii) lists all material Environmental Permits held by the Company, (B) such Environmental Permits are all of the material Environmental Permits required under Environmental Laws for the Company’s operations, (C) each such Environmental Permit is in full force and effect, (D) the Company is in compliance with, and for the past three years has been in compliance with, the terms of such Environmental Permits in all material respects, and (E) Seller has made available to Buyer true, correct, and complete copies of each such Environmental Permit;
(iv)    since January 1, 2017, and to the Knowledge of Seller for any period prior to January 1, 2017, neither the Company nor, with respect to the operations of the Company, Seller or any of its other Affiliates has released any Hazardous Substances or treated, stored, disposed of, released, transported, or arranged for the transportation or disposal of any Hazardous Substances in a manner that would reasonably be expected to result in material Liability under any Environmental Law;
(v)    neither the Company nor, with respect to the operations of the Company, Seller or any of its other Affiliates, and, to Seller’s Knowledge, none of the real property currently or formerly owned, leased, or operated by the Company, is subject to any corrective action or remedial obligation presently in effect under any applicable Environmental Law or to any settlement or Order presently in effect arising under any applicable Environmental Law;
(vi)    To Seller’s Knowledge, Schedule 4.15(a)(vi) contains a complete and accurate list of all active or abandoned aboveground or underground storage tanks owned or operated by the Company; and
(vii)    To Seller’s Knowledge, Seller has made available all material environmental reports in its possession with respect to the Project Site or the business or assets of the Company.
(b)    Notwithstanding anything to the contrary herein, except as set forth in Section 4.15(a), no representations or warranties are being made in this Agreement with respect to any environmental matters or matters arising under or relating to any Environmental Permit or Environmental Law.

Section 4.16    Tax.
(a)    Except as set forth in the Balance Sheets (including the notes thereto) or on Schedule 4.16: (i) all Tax Returns that are required to be filed with any Taxing Authority on or before the Closing Date by the Company have been or will be timely filed (taking into account applicable extensions); (ii) the Company has paid or will pay (taking into account applicable extensions) all Taxes due and payable (irrespective of whether shown on such Tax Returns) that are required to be paid by it on or before the Closing Date; (iii) all Tax Returns that have been filed are true, correct and complete in all material respects; and (iv) there is no material action, suit, proceeding, investigation, audit or claim pending or that has been proposed in writing by any Taxing Authority against the Company in respect of Taxes.
(b)    At all times since its formation, the Company has been properly characterized as a disregarded entity for United States federal and, where available, state income Tax purposes.
(c)    The Company has not received any notice from any Taxing Authority in any jurisdiction in which the Company does not file a Tax Return that the Company may be subject to taxation by that jurisdiction.
(d)    No Tax Return that was filed by the Company contains or was required to contain, a disclosure statement under Code Section 6662 (or any predecessor, provision or comparable provision of state, local or foreign Law).
(e)    The Company has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owning to an employee, independent contractor, creditor, or other third party, and all IRS Forms W-2 and 1099 required with respect thereto have been property completed and timely filed.
(f)    From the date thereof until the Closing Date, the Company has or will have satisfied all requirements of the Tax Abatement Agreements for the full tax abatements available thereunder. Seller has made available to Buyer true, complete, and correct copies of the Tax Abatement Agreements. The obligation of the Company to “Maintain Viable Presence” (as defined in the CISD Agreement) under the CISD Agreement terminates on December 31, 2022. The Company has not delivered either (i) the “intent to proceed” notice described in Section 1 of the Tax Abatement Agreement, dated August 12, 2014, by and between the Company and the County of Nacogdoches, Texas (Reinvestment Zone #1) or (ii) the “intent to proceed” notice described in Section 1 of the Tax Abatement Agreement, dated August 12, 2014, by and between the Company and the County of Nacogdoches, Texas (Reinvestment Zone #2).
(g)    Notwithstanding anything to the contrary herein, except as set forth in this Section 4.16, no representations or warranties are being made in this Agreement with respect to any matters relating to Taxes.
Section 4.17    Regulatory Matters.
(a)    The Company is an Exempt Wholesale Generator.  The Company is not a “holding company” under PUHCA or subject to regulation under PUHCA, except with respect to regulation relating to Exempt Wholesale Generator status.  The Company, as an Exempt Wholesale Generator, is, pursuant to 18 C.F.R. § 366.7(e), not subject to the requirements of 18 C.F.R. Part 366 except for procedures under 18 C.F.R. § 366.7 for obtaining Exempt Wholesale Generator status.  The Company is not a “public utility” within the meaning of Section 201(e) of the FPA.  The Facility is not subject to regulation as an “electric utility”, a “utility”, a “transmission and distribution utility” or a “retail electric provider” under PURA.  The Company is a Power Generation Company and authorized to sell RECs.
(b)    The Facility is interconnected to the ERCOT transmission system and is not interconnected to any FERC-jurisdictional transmission system.
Section 4.18    Books and Records. The minute books of the Company, if any, have been made available to Buyer, are complete and correct in all material respects, and have been maintained in accordance with sound business practices. The minute books of the Company, if any, contain accurate and complete records of all meetings in all material respects and all actions taken by written consent of the Company’s members and managers. At the Closing, all of such books and records will be in the possession of the Company.
Section 4.19    Bank Accounts. Schedule 4.19 sets forth a true, complete and correct list of all bank, deposit, and similar accounts that Company maintains with any bank or financial institution, the names and addresses of the financial institutions maintaining each such account, the purpose for which such account is established, and the authorized signatories on each such account.
ARTICLE 5   REPRESENTATIONS AND WARRANTIES OF BUYER
Buyer represents and warrants to Seller, as of the date hereof and as of the Closing, as follows:
Section 5.01    Existence and Power. Buyer is a home-rule municipal corporation duly incorporated, validly existing and in good standing under the laws of Texas and has all powers and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted.
Section 5.02    Authorization; Enforceability. The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby are within the powers of Buyer and have been duly authorized by all necessary action on the part of Buyer. This Agreement constitutes a valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, subject to the Enforceability Exceptions. The representative of Buyer executing this Agreement is authorized on behalf of Buyer. This Agreement has been approved as to form by the City Attorney.
Section 5.03    Governmental Authorization.
(a)    The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby require no material action by or in respect of, or material filing with, any Governmental Authority other than the Required Regulatory Approvals.
(b)    The HSR Act does not apply to the transactions contemplated by this Agreement, notification of such transactions is not required under the HSR Act, and no approval by, or pre-Closing filing with, the PUCT is required for such transactions.
Section 5.04    Noncontravention. The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby do not and will not (a) violate the Charter Documents of Buyer, (b) assuming compliance with the matters referred to in Section 5.03(a), violate any Applicable Law, or (c) require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of Buyer or to a loss of any benefit to which Buyer is entitled under any provision of any agreement or other instrument binding upon Buyer.
Section 5.05    Financial Capability.
(a)    Buyer (i) will have sufficient internal funds available to pay the payments contemplated hereby and any expenses incurred by Buyer in connection with the transactions contemplated hereby, (ii) will have the resources and capabilities (financial or otherwise) to perform its obligations hereunder, and (iii) will have not incurred any obligation, commitment, restriction or liability of any kind, which would impair or adversely affect such resources and capabilities. In no event shall the receipt or availability of any funds or financing by or to Buyer or any of its Subsidiaries or any other financing transaction be a condition to any of the obligations of Buyer hereunder.
(b)    As of the date of this Agreement, Buyer has received an executed debt commitment letter dated as of the date of this Agreement, including all exhibits and schedules thereto (the “Commitment Letter”) (and, if certain terms of the Debt Financing are set forth in fee letters or other agreements, Buyer has provided to Seller, on a confidential basis, copies of such fee letters or other agreements) from JPMorgan Chase Bank, N.A. (the “Debt Financing Source”), pursuant to which the Debt Financing Source has committed, subject to the terms and conditions set forth therein, to provide to Buyer the amount of financing set forth in the Commitment Letter (the “Debt Financing”), for the Financing Purposes. A true and complete copy of the Commitment Letter has been previously provided to Seller. As of the date of this Agreement, the Commitment Letter (A) is a legal, valid and binding obligation of Buyer and, to the knowledge of Buyer, each other party thereto, and is enforceable in accordance with its terms against Buyer and, to the knowledge of Buyer, each other party thereto, subject, in each case, to the Enforceability Exceptions and (B) has not been amended, modified, withdrawn, terminated or rescinded in any respect. As of the date of this Agreement, no event has occurred that would reasonably be expected to constitute a breach under the Commitment Letter on the part of Buyer other than any such breach that has been waived by the Debt Financing Source or otherwise cured in a timely manner by Buyer to the satisfaction of the Debt Financing Source. As of the date of this Agreement, no material amendment or modification to, or withdrawal, termination or rescission of, the Commitment Letter is contemplated by Buyer or, to the knowledge of Buyer, any other party thereto which (1) adds new (or modifies, in a manner adverse to Buyer, any existing) material conditions or contingencies to the consummation of the Debt Financing, (2) reduces the amount thereof below the amount required to consummate the transactions contemplated by this Agreement and the Transaction Documents or (3) prevents, impedes or delays in any material respect the consummation of the transactions contemplated by this Agreement and the Transaction Documents. The aggregate proceeds contemplated by the Commitment Letter will be sufficient for Buyer and its Affiliates to complete the transactions contemplated by this Agreement and the Transaction Documents, and to satisfy all of the obligations of Buyer and its Affiliates under this Agreement and the Transaction Documents, including (x) paying the Purchase Price at the Closing and (y) paying all related fees and expenses (collectively, the “Financing Purposes”). The Commitment Letter contains all of the conditions precedent related to the funding of the full amount of the Debt Financing on the terms set forth therein.
Section 5.06    Solvency. Immediately after giving effect to the consummation of the transactions contemplated by this Agreement, and assuming that the representations and warranties of Seller herein are true and correct in all material respects, (i) the fair value of the assets of each of Buyer and the Company will be greater than the total amount of its respective liabilities (whether or not reflected in a balance sheet prepared in accordance with GAAP), (ii) Buyer and the Company will be able to pay its debts and obligations in the ordinary course of business as they become due, and (iii) Buyer and the Company will have adequate capital to carry on its businesses and all businesses in which it is about to engage, from and after the Closing. In completing the transactions contemplated by this Agreement, Buyer does not intend to, and does not intend for the Company to, hinder, delay or defraud any present or future creditors of Buyer, Seller or the Company.
Section 5.07    Purchase for Investment. Buyer is purchasing the Membership Interests for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof. Buyer (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Membership Interests and is capable of bearing the economic risks of such investment. Buyer acknowledges that the sale of the Membership Interests hereunder has not been registered under the Securities Act or any state securities laws, and that the Membership Interests may not be sold, transferred, offered for sale, pledged, hypothecated, or otherwise disposed of without registration under the Securities Act, pursuant to an exemption from the Securities Act or in a transaction not subject thereto.
Section 5.08    Litigation. There is no Action or Proceeding pending against, or to the knowledge of Buyer, threatened in writing against, Buyer before any arbitrator or any Governmental Authority which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement. Buyer is not subject to any Order, except to the extent any such Order would not reasonably be expected to materially affect Buyer’s ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.
Section 5.09    Broker Fees. Except for J.P. Morgan Securities LLC, whose fees and expenses will be paid by Buyer, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Buyer who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Section 5.10    Inspections; No Other Representations.
(a)    Buyer is an informed and sophisticated purchaser, and has engaged expert advisors, experienced in the evaluation and purchase of companies such as the Company as contemplated hereunder. Buyer has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement. To the knowledge of Buyer, Seller and the Company have given Buyer complete and open access to the key employees, documents and facilities of the Company. Buyer will undertake prior to the Closing such further investigation and request such additional documents and information as it deems necessary. Buyer agrees to accept the Membership Interests and the Company in the condition they are in on the Closing Date based upon its own inspection, examination and determination with respect thereto as to all matters, and without reliance upon any express or implied representations or warranties of any nature made by or on behalf of or imputed to Seller or the Company, except for the representations and warranties of Seller expressly set forth in this Agreement.
(b)    Buyer acknowledges that, except for the representations and warranties expressly set forth in this Agreement, none of Seller, any of its Affiliates (including the Company), or any of their respective representatives has made or is making any express or implied representation or warranty of any nature to Buyer, its Affiliates or any of their representatives, at law or in equity, with respect to Seller, any of its Affiliates (including the Company) or any other matter related to the transactions contemplated hereby, and Buyer hereby expressly disclaims reliance on any such other representations or warranties (including as to the accuracy or completeness of any information provided to Buyer). Without limiting the generality of the foregoing, Buyer acknowledges that (i) the Company and Seller make no representation or warranty with respect to any projections, estimates or budgets delivered to or made available to Buyer of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company (“Forecasts”), (ii) the Forecasts, although prepared by Seller or its Affiliates (or their respective representatives) in good faith, may not have not been prepared in accordance with GAAP or standards applicable under any securities laws, reflect numerous assumptions and are subject to material risks and uncertainties, and (iii) the actual future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company may vary, perhaps materially, from the Forecasts.
Section 5.11    Accounting Firm. Grant Thornton LLP is not the principal accounting firm of Buyer.
ARTICLE 6   COVENANTS
Section 6.01    Conduct of the Company.
(a)    From the date hereof until the Closing Date, Seller will (i) cause the Company to conduct its business in the ordinary course consistent with past practice, including by continuing to provide, or causing its Affiliates to continue providing, the services and functions in respect of the Company’s business and operations, under Affiliate Contracts or otherwise, consistent with past practice, and (ii) use its commercially reasonable efforts to preserve intact its business organizations and relationships with third parties who are not Affiliates.
(b)    Without limiting the generality of Section 6.01(a), from the date hereof until the Closing Date, except as disclosed on Schedule 6.01(b), required under the PPA, necessary to respond to safety or operational emergencies, failures or outages (provided that Seller promptly notifies Buyer), required by Applicable Law, required by the terms of this Agreement, or consented to by Buyer (which consent will not be unreasonably withheld, delayed or conditioned), Seller will cause the Company not to (and, with respect to the business and operations of the Company, Seller will not and will cause its other Affiliates not to):
(i)    sell, lease (as lessor), transfer, or otherwise dispose of any of the Company’s assets, other than (A) the use or sale of inventory in the ordinary course of business consistent with past practice on an arm’s-length basis, or (B) the disposal of obsolete assets in the ordinary course of business consistent with past practice on an arm’s-length basis or (C) pursuant to Material Contracts in effect on the date of the Agreement;
(ii)    enter into any Contract that would, if in effect on the date hereof, be a Material Contract or terminate, assign, relinquish any material rights under, or amend any of the Material Contracts (other than (A) in the ordinary course of business consistent with past practice, (B) any Contract that will not impose any post-Closing Liabilities on the Company, or (C) terminations of Affiliate Contracts pursuant to Section 6.11;
(iii)    except as may be required by any Seller Benefit Plan as in effect on the date hereof, (A) increase the base pay or aggregate benefits provided to any Business Employee, except for increases in base pay and aggregate benefits in the ordinary course of business consistent with past practice;
(iv)    (A) adopt, enter into or amend any Company Benefit Plan, (B) enter into, implement, or amend, or change any actuarial or other assumption used to calculate funding obligations with respect to, any Seller Benefit Plan that would cause the Company to incur any Liability, or (C) allow any individual to become an employee of the Company;
(v)    (A) amend or propose to amend the Company’s Charter Documents, (B) adjust, split, reverse split, combine, subdivide, reclassify, redeem, repurchase or otherwise acquire any of the Company’s Equity Interests, or (C) declare, set aside or pay any non-cash dividend or non-cash distribution by the Company to any Person;
(vi)    create, incur, assume or guarantee Indebtedness with respect to the Company except for any Indebtedness (or any guarantees in respect of any Indebtedness) that will be repaid, discharged or otherwise satisfied in full prior to the Closing;
(vii)    issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, any Equity Interests of the Company, including the Membership Interests, or any options, warrants, convertible securities or other rights of any kind to acquire any Equity Interests of the Company, including the Membership Interests;

(viii)    make any change in financial accounting methods, principles or practices with respect to the Company, except (A) as required by a change in GAAP or (B) any change required to be made under GAAP or Applicable Law to the consolidated financial accounting methods, principles or practices of Seller and its Affiliates as a whole;
(ix)    other than such actions as are otherwise required by Applicable Law relating to Taxes or required under guidance issued by the United States Internal Revenue Service or the Department of Treasury subsequent to the date hereof, (A) make, change or revoke any material Tax election, (B) change any Tax accounting period, (C) adopt or change any material method of Tax accounting, (D) settle or compromise any audit, Action or assessment in respect of a material amount of Taxes, (E) apply for any Tax ruling or (F) amend any Tax return, in each case, except for actions that would not have any adverse effect on the Company’s tax position after the Closing;
(x)    dissolve, adopt a plan of complete or partial liquidation, effect a restructuring or recapitalization with respect to the Company;
(xi)    institute or settle or compromise any material Action, or enter into any material Order, consent decree or settlement agreement with any Governmental Authority to which the Company is a party other than in the ordinary course of business consistent with past practice;
(xii)    other than as contemplated in clause (ii) of this Section 6.01, make any investment in or acquisition of any assets or properties, other than purchases of inventory and supplies or other property or assets in the ordinary course of business consistent with past practice;
(xiii)    subject any material asset of the Company to any Lien, other than Permitted Liens or Liens that will be released at or prior to the Closing; or
(xiv)    agree or commit to do or take any action described in this Section 6.01.
provided, however, that in the event that the Company would be prohibited from taking any action by reason of this Section 6.01 without the prior written consent of Buyer, such action may nevertheless be taken without such consent if (i) the Company is required to take such action by Applicable Law or (ii) the Company requests Buyer’s written consent and Buyer fails to respond in writing to such request within five Business Days after the date of such request. For the avoidance of doubt, the Company will be entitled to pay cash dividends or otherwise make cash distributions to Seller at any time prior to the Closing.
(c)    From the date hereof until the Closing Date, Seller will cause the Company to satisfy, in all material respects, the requirements of the Tax Abatement Agreements necessary for the full tax abatements available thereunder.
(d)    Promptly after the date hereof, Seller will cause the Memphis Parts, all of which are set forth on Schedule 6.01(d), to be (i) delivered to the Project Site at Seller’s sole cost and expense at least five days prior to the Closing Date and (ii) transferred to the Company prior to the Closing, free and clear of all Liens other than Permitted Liens.
Section 6.02    Access to Company Information.
(a)    From the date hereof until the Closing Date, Seller will give, and will cause its Affiliates (including the Company) to give, Buyer and its counsel, financial advisors, auditors and other authorized representatives reasonable access, on reasonable notice and during regular business hours, to the offices, properties, books and records, and officers and employees of the Company and, to the extent relating to the Company and its operations, of Seller and, to the extent of the Shared Assets and Shared Contracts, of Seller’s other Affiliates; provided that such access will not, in any case, include any invasive sampling or testing; and, provided further, that any requests for such access will be directed to Seller or such other Person as Seller may designate in writing from time to time. Any investigation pursuant to this Section 6.02(a) will be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company. No investigation will be permitted to the extent it would require the Company to disclose information subject to confidentiality obligations, provided that Seller (i) notifies Buyer of the nature of the information subject to such obligations and (ii) at the request of Buyer, uses commercially reasonable efforts to obtain the consent to such disclosure from the beneficiary of such obligations.
(b)    Notwithstanding the foregoing, Buyer will not have access to personnel records of the Company relating to individual performance or evaluation records, medical histories or other information the disclosure of which, in Seller’s good faith opinion, could subject the Company to risk of liability. Neither the Company nor Seller makes any representation or warranty as to the accuracy or completeness of the information (if any) provided pursuant to this Section 6.02, and Buyer may not rely on the accuracy or completeness of such information, in each case other than as expressly set forth in Seller’s representations and warranties set forth in this Agreement.
(c)    Subject to Section 6.02(a) and (b), Seller will use commercially reasonable efforts to provide such cooperation as is reasonably requested by Buyer to assist Buyer in connection with its efforts to prepare for its ownership of the Company, its operation and maintenance of the Facility (through its ownership of the Company), and its efforts to engage an O&M Provider to operate and maintain the Facility following the Closing Date, including (i) providing Buyer and prospective O&M Providers with reasonable access to the Facility and (ii) promptly furnishing Buyer and prospective O&M Providers with all readily available documentation and other information reasonably requested by Buyer or such prospective O&M Providers relating to the operation and maintenance of the Facility, other than Seller’s or its Affiliates’ (other than the Company) proprietary information. Buyer shall (i) promptly, upon request by Seller, reimburse Seller for all reasonable costs and expenses (including reasonable attorneys’ fees) incurred by Seller or its representatives in connection with the access and information requested pursuant to this Section 6.02(c); provided that if Seller incurs costs and expenses under this Section 6.02(c) that are also within Seller’s obligations under the Transition Services Agreement, such costs and expenses shall be reimbursed through the Transition Services Agreement and (ii) indemnify and hold harmless Seller and its representatives from and against any and all Losses suffered or incurred by any of them in connection with such access and information, other than arising from intentional misrepresentation, intentional misstatements or intentional omissions on the part of Seller.
Section 6.03    Resignations. At or prior to the Closing, Seller will deliver to Buyer the resignations of all officers, directors, and managers of the Company, effective as of the Closing.
Section 6.04    Confidentiality.
(a)    That certain letter agreement covering confidentiality and nondisclosure, dated December 6, 2018, between Seller and Buyer is hereby terminated, with no further force or effect.
(b)    Except as provided in Section 6.04(c) and Section 6.10, each party agrees not to disclose any Confidential Information of the other party for a period of two years after the Closing Date or the termination of this Agreement, except that a party may disclose Confidential Information of the other party (i) to the disclosing party’s Affiliates or its or their respective representatives (including the O&M Provider) who have a legitimate need to know such information, provided that the disclosing party shall be responsible for any breach of the applicable terms of this Section 6.04(b) by any such Person to which it disclosed Confidential Information of the other party, (ii) in connection with any Action or Proceeding for which the disclosing party is conducting the defense thereof, provided that such party has taken all reasonable actions to limit the scope and degree of disclosure, (iii) in any Action or Proceeding brought by a Party in pursuit of its rights or in the exercise of its remedies under this Agreement or in connection with the transactions contemplated hereby, or (iv) as may reasonably be necessary in connection with any financing or prospective financing transaction.
(c)    Either party shall be permitted to disclose Confidential Information of the other party in any filing or proceeding in respect of a Required Regulatory Approval or a filing on Form 8-K pursuant to the Securities Exchange Act of 1934, as amended, provided that the disclosing party shall use commercially reasonable efforts to seek an appropriate protective order with respect thereto. In addition, if a party or any of its representatives is requested or required by deposition, interrogatory, request for documents (including under the Public Information Act), subpoena, civil investigative demand, other legal process or Applicable Law to disclose any Confidential Information of the other party, to the extent legally permissible the party requested or required to so disclose shall provide the other party with prompt prior written notice (and in any event, within three calendar days) of such request or requirement, which notice shall include the terms and circumstances surrounding such requested or required disclosure, in order to enable such other party (at its sole expense) to (i) seek an appropriate protective order or other remedy or (ii) waive compliance, in whole or in part, with this Section 6.04(c), and the party obligated to disclose shall consult and reasonably cooperate with the other party, at such other party’s sole expense, to the fullest extent permitted by Applicable Law with respect to taking steps to resist or narrow the scope of such disclosure. If, in the absence of a protective order, a party or any of its representatives reasonably believes in good faith, after consulting with counsel, that it is required by Applicable Law to disclose Confidential Information of the other party, or that such disclosure is required in order to obtain any Required Regulatory Approval, the disclosing party shall (or shall cause its representatives to) furnish only that portion of the Confidential Information of the other party that the disclosing party or its representatives reasonably believe is so required.

(d)    It is expressly understood by the parties that Buyer is subject to Chapter 552 of the Texas Government Code (the “Public Information Act”).  Release of Confidential Information by either party for the limited purposes authorized herein is not to be construed as a waiver of any exceptions to the Public Information Act’s disclosure requirements that may apply to the Protected Information.
Section 6.05    Post-Closing Access; PPA Payment.
(a)    On and after the Closing Date, Buyer will cause the Company to afford promptly to Seller and its agents reasonable access to its properties, books of account, financial and other records (including accountant’s work papers), information, employees and auditors to the extent necessary or useful for Seller in connection with any audit, investigation, dispute or litigation or any other reasonable business purpose relating to the Company; provided that any such access by Seller will not unreasonably interfere with the conduct of the business of the Company. Seller will bear all of the out-of-pocket costs and expenses (including attorneys’ fees, but excluding reimbursement for general overhead, salaries and employee benefits) reasonably incurred in connection with the foregoing.
(b)    Promptly after the Closing Date, and in no event later than fifteen calendar days after the Closing Date, Buyer shall pay or cause to be paid to Seller any accounts receivable due from Buyer or other amounts to be paid by Buyer that were accrued on or prior to the Closing Date pursuant to the PPA (collectively, the “PPA Payments”), subject to a true-up adjustment if additional information becomes known, in which case an invoice for such adjustment shall be paid not later than fifteen days after Buyer’s receipt of such invoice.
Section 6.06    Contact with Customers and Suppliers. Prior to the Closing, Buyer and Buyer’s representatives will contact and communicate with the employees, customers, resellers, vendors, suppliers and other business relations (other than potential financing sources) of the Company, or of Seller or its other Affiliates with respect to the Company’s operations, in connection with the transactions contemplated by this Agreement only to the extent permitted by Applicable Law and only with the prior written consent of Seller, not to be unreasonably withheld, conditioned, or delayed.
Section 6.07    Employee Matters.
(a)    Employee Information Updates. Between the date of this Agreement and the Closing, Seller shall notify Buyer as soon as reasonably practicable of any changes to the Employee List as a result of (a) the hiring of a Business Employee by Seller or its applicable Affiliates, (b) the termination of a Business Employee’s employment with Seller or its Affiliates or (c) the transfer of a Business Employee to another position with Seller and its Affiliates. Prior to Closing, Seller shall provide Buyer reasonable access to Seller’s premises and records relating to the Business Employees to the extent permitted by Applicable Law. The Parties agree that Seller and its Affiliates may continue to post job openings on internal job boards, and otherwise communicate about and advertise such job openings with Business Employees in the ordinary course of business, consistent with past practice. Furthermore, the Parties agree that Seller and its Affiliates may transfer the employment of the Business Employees (such that such individuals remain employed by Seller or its Affiliates but are no longer Business Employees) in the ordinary course of business, consistent with past practice, subject to the terms and conditions of the Transition Services Agreement.
(b)    Offers of Employment to Business Employees. Buyer shall, or shall cause a third-party operations and maintenance provider (the “O&M Provider”) to, give offers of employment at the Facility to each of the Business Employees no later than ten Business Days prior to the Closing Date. Such offers of employment will comply with the requirements of Section 6.07(c) and shall be contingent upon and effective as of the occurrence of the Closing. Should Buyer or the O&M Provider, as applicable, also wish to make offers contingent upon any other conditions, including post-offer background, drug and/or alcohol screenings, Buyer shall ensure that such screenings shall not be conducted any sooner than 30 days prior to the Closing Date. Notwithstanding the foregoing, Buyer shall not be required, and shall not be required to cause the O&M Provider, to make an offer of employment to any employee of Seller who is on long-term disability leave as of the Closing Date (a “Disability Employee”) unless such Disability Employee who otherwise would have been a Business Employee returns to active employment during the Continuation Period (as defined below). A Business Employee who is on short-term disability leave as of the Closing Date who subsequently qualifies for long-term disability benefits shall receive long-term disability benefits pursuant to the applicable Seller Benefit Plan (under which Seller and its Affiliates shall retain all Liabilities) and not pursuant to a long-term disability benefit plan of Buyer.
A Business Employee who accepts an offer of employment and becomes employed by Buyer or the O&M Provider or their Affiliates is referred to as a “Transferring Employee.” It is expressly understood and agreed that Buyer’s or the O&M Provider’s, as applicable, offers to Business Employees shall not constitute any commitment, contract or understanding, express or implied, of any obligation on the part of Buyer, the O&M Provider or their Affiliates to a post-Closing employment relationship of any fixed term. Any such Business Employee who transfers employment within, or accepts a position with, Seller or its Affiliates prior to the Closing Date shall no longer be considered a Business Employee and shall not become a Transferring Employee. Severance or other separation benefits will not be offered by Seller to any Business Employee who (i) rejects Buyer’s or O&M Provider’s offer of employment in a job position that is similarly situated to the job position the Business Employee held immediately prior to the Closing at the Facility, (ii) has an offer of employment rescinded by the O&M Provider due to non-compliance with any pre-employment screening, or (iii) otherwise voluntarily leaves employment with Seller prior to the Closing Date.
(c)    Compensation and Employee Benefits.
(i)    Compensation and Benefits Comparability. For a period commencing on the Closing Date and expiring at the end of the first full calendar year following the year in which the Closing Date occurs (the “Continuation Period”), Buyer will, or will cause the O&M Provider to, provide to each Transferring Employee, for so long as such Transferring Employee remains employed during the Continuation Period, (A) base pay and annual incentive compensation opportunities that are not less than such Transferring Employee’s base pay and annual incentive compensation opportunities immediately prior to the Closing and (B) a total value of employee benefits that are, in the aggregate, at least as favorable as the employee benefits provided to the Transferring Employees by Seller

(including equity-based compensation, severance benefits, retiree health benefits, retiree life benefits, pension, medical costs, 401(k) matching, life insurance, long term disability and other employee benefits specifically required pursuant to this Section 6.07, but specifically excluding voluntary benefits), it being understood that the provisions of this sentence shall cease to apply with respect to a Transferring Employee upon termination of such Transferring Employee’s employment with Buyer, the O&M Provider and their Affiliates, as applicable, and that Buyer or the O&M Provider, as applicable, need not replicate specific items of employee benefits and may satisfy its obligations through a different combination of employee benefits than are provided prior to the Closing Date. Provided that Buyer makes contributions to each Transferring Employee’s account under Buyer’s 401(k) Plan (as defined below) and/or provides cash bonuses to such Transferring Employee that, in the aggregate, equal or exceed the value indicated on the Employee List for each such Transferring Employee related to lost pension, retiree health, retiree life and equity-based compensation benefits during the Continuation Period, Seller agrees that Buyer shall have met Buyer’s obligations specifically for the value of lost pension, retiree health, retiree life and equity-based compensation benefits under clause (B) of this Section 6.07(c)(i). For the avoidance of doubt, nothing in this Agreement shall be construed to require Buyer or the O&M Provider to offer (i) retiree health or retiree life benefits, (ii) defined benefit pension benefits, (iii) voluntary benefits, or (iv) equity-based compensation to any Transferred Employees. If any Transferring Employee’s employment is terminated without cause during the Continuation Period, subject to such Transferring Employee’s execution and non-revocation of a release of claims against Seller and, as applicable, Buyer or the O&M Provider, Buyer will, or will cause the O&M Provider to, provide such Transferring Employee with the severance benefits pursuant to the terms of Seller’s applicable severance plan or policy as set forth on Schedule 6.07(b); provided, however, that the calculation of any such severance benefits shall take into account such Transferring Employee’s service with Seller or its Affiliate. Following the Closing Date, Seller shall have no liability with respect to severance benefits for Transferring Employees whose employment is terminated by Buyer or the O&M Provider, and Buyer shall, or shall be obligated to cause the O&M Provider to, pay the benefit for and indemnify and hold harmless Seller and its Affiliates from any claim by or on behalf of any Transferring Employee for any severance benefits alleged to be payable by Buyer or the O&M Provider. The form and terms of any particular benefit plan offered by Buyer or the O&M Provider, as applicable, shall be as determined by Buyer or the O&M Provider, as applicable, subject to the foregoing and the other provisions of this Article 6.
(ii)    Service Credit. Buyer will, or will cause the O&M Provider to, recognize the service (including industry experience, as applicable) of each of the Transferring Employees recognized by Seller for all benefits purposes, including eligibility for, vesting and accrual of, and determination of the levels of such benefits. However, service will not be recognized to the extent it would result in duplication of benefits for the same period of service or for purposes of grandfathered benefits.
(iii)    Welfare Plans. Buyer will, or will cause the O&M Provider to, use reasonable best efforts to waive or cause the waiver of any limitation on benefits relating to pre-existing conditions, actively-at-work exclusions, evidence of insurability and waiting periods for the Transferring Employees under any plan sponsored or maintained by Buyer, the O&M Provider or their Subsidiaries, as applicable, in which the Transferring Employees participate immediately after the Closing Date providing medical, life or disability benefits, to the extent that such limitations are waived or otherwise inapplicable to a Transferring Employee under any comparable plan of Seller as of the Closing Date. Buyer shall, or shall cause the O&M Provider to, use reasonable best efforts to cause all healthcare expenses incurred by Transferring Employees or any eligible dependent thereof, including any alternate recipient pursuant to qualified medical child support orders, in the portion of the calendar year preceding the Closing Date that were qualified to be taken into account for purposes of satisfying any deductible or out-of-pocket limit under any Seller health care plan will be taken into account for purposes of satisfying any deductible or out-of-pocket limit under the healthcare plan of Buyer or the O&M Provider for such calendar year. Seller will use reasonable best efforts to provide such information to Buyer or Buyer’s designee. Seller will be responsible for making available COBRA Continuation Coverage to any current and former employees of Seller, including Business Employees, or to any qualified beneficiaries of such employees, who become entitled to COBRA Continuation Coverage as a result of loss of group health coverage under a Seller Benefit Plan. Buyer will, or will cause the O&M Provider to, be responsible for making available COBRA Continuation Coverage to any Transferring Employees (and their qualified beneficiaries) who become entitled to such COBRA Continuation Coverage on or after the Closing Date as a result of their loss of group health plan coverage under any plan sponsored or maintained by Buyer or the O&M Provider, as applicable.
(iv)    Vacation. Seller agrees to be solely responsible and liable for all banked vacation or banked personal time off as of December 31, 2018 for all Transferring Employees, and hereby agrees to provide a cash payment to all such Transferring Employees in an amount equal to the cash equivalent of all such banked vacation or banked personal time off based upon the Transferring Employee’s wage or salary on the day prior to the Closing Date. From and after the Closing Date, Buyer shall, or shall cause the O&M Provider to, assume and honor all vacation service dates of the Transferring Employees and credit each Transferring Employee with all vacation and other personal time off of the Transferring Employee accrued on or after January 1, 2019, but unused prior to the Closing Date; provided, however, if Seller or any of its Affiliates is required under Applicable Law to make a payment in settlement of vacation and other personal time-off of any Transferring Employee that was accrued on or after January 1, 2019, but unused, Buyer shall make such payment or reimburse and hold harmless Seller and its Affiliates for such payment. Nothing in this Agreement shall be construed to require Buyer or the O&M Provider to continue any ability of the Transferred Employees to carry over unused vacation or paid time off after the end of the Continuation Period.
(v)    Disability Benefits; Worker’s Compensation; Paid Leave. Through the Closing Date, Seller or its Affiliates shall maintain the short-term disability and long-term disability plans or programs, worker’s compensation, and any related insurance policies or other funding or administrative arrangements, presently in effect with respect to the Business Employees, and will handle any claim for benefits thereunder in the ordinary course of business. Prior to the Closing Date, Seller or its Affiliates shall make reasonable best efforts to transfer and assign all such insurance policies and other funding arrangements, to the extent applicable to the Transferring Employees, and Seller’s or its Affiliate’s rights thereunder to Buyer, the O&M Provider or their Affiliates, as applicable, effective as of the Closing Date, at which time Buyer, the O&M Provider or their Affiliates, as applicable, shall assume responsibility for all such disability benefits (other than worker’s compensation benefits) in respect of the Transferring Employees. Seller shall retain liability for (A) all worker’s compensation benefits with respect to claims incurred prior to the Closing Date and (B) long-term disability claims for Transferred Employees receiving short-term disability benefits as of the Closing Date. If Seller, its Affiliate, or the insurance carrier of Seller or its Affiliate makes any payments for short-term disability, long-term disability, or worker’s compensation to or on behalf of a Transferring Employee that are the responsibility of Buyer or the O&M Provider as provided in this Agreement, Buyer shall reimburse Seller or its Affiliate, as applicable, for the payments, promptly after receipt of any accounting statement from Seller, to the extent of Seller’s or its Affiliate’s out-of-pocket costs therefor, and if Buyer, the O&M Provider or the insurance carrier of Buyer or the O&M Provider makes any such payments that are the responsibility of Seller or its Affiliate as provided in this Agreement, Seller shall reimburse Buyer or the O&M Provider for the payments, promptly after receipt of any accounting statement from Buyer or the O&M Provider, as applicable, to the extent of such Person’s out-of-pocket costs therefor. In addition, for the Continuation Period, Buyer shall, or shall cause the O&M Provider to, continue to provide (x) compensation and employee benefits to all Transferring Employees pursuant to the paid leave policies of Seller in effect immediately prior to the Closing and (y) employee benefits to all Transferring Employees on disability leave pursuant to the disability leave of absence policies of Seller in effect immediately prior to Closing, provided that, nothing in this subsection (v) shall require Buyer or the O&M Provider to offer any benefit excluded by subsection (i) of this Section 6.07(c) during or after any paid time off or disability leave of absence.
(d)    Benefit Plan Assets and Liabilities Generally.
(i)    Seller Benefit Plans. From and after the Closing Date, the Transferring Employees shall cease to be active participants in the Seller Benefit Plans that are not Company Benefit Plans.
(ii)    Flexible Spending Accounts. As of the Closing Date, with respect to each Transferring Employee participating immediately prior to the Closing Date in any Seller Benefit Plan or Company Benefit Plan that is a health flexible spending account or dependent care flexible spending account plan (the “Seller FSA Plans”), Seller will, or will cause the Company to, transfer from the Seller FSA Plans to the applicable health flexible spending account or dependent care flexible spending account plan designated by Buyer or the O&M Provider, as applicable, (the “Buyer FSA Plan”), the account balances (positive or negative) of such Transferring Employees. Each Transferring Employee will be permitted to continue to have payroll deductions made pursuant to the Buyer FSA Plan as most recently elected by him or her under the applicable Seller FSA Plan. As soon as reasonably practicable following the Closing Date, Seller will provide Buyer or its designee with a reconciliation of the underspent and overspent flexible spending accounts of

Transferring Employees in the Seller FSA Plans. Amounts forfeited by Transferring Employees in the Buyer FSA Plan at the end of the plan year during which the Closing occurs will be assets of Buyer or the O&M Provider, as applicable.
(iii)    Incentive Program. Within 30 days following the Closing Date, Seller shall pay or cause to be paid to each Transferring Employee who is a participant in an annual cash performance pay program of Seller (a “PPP”) the amount of compensation accrued, but not paid, through the Closing Date, with respect to such Transferring Employee under the PPP.
(e)    Retirement Plans.
(i)    Seller shall fully vest all Transferring Employees in their account balances under the Southern Company Employee Savings Plan (the “Seller’s 401(k) Plan”), effective as of the Closing Date. Effective as of the Closing Date, Buyer shall, or shall cause the O&M Provider to, maintain or designate, or cause to be maintained or designated, a defined contribution plan and related trust intended to be qualified under Sections 401(a), 401(k) and 501(a) or 403(b) of the Code (the “Buyer’s 401(k) Plan”). Effective as of the Closing Date, the Transferring Employees shall cease participation in Seller’s 401(k) Plan, and the Transferring Employees shall be eligible to participate and shall commence participation in Buyer’s 401(k) Plan in accordance with the terms of Buyer’s 401(k) Plan. Seller and Buyer shall cooperate, and Buyer shall, or shall cause the O&M Provider to, cooperate, to permit each Transferring Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) to Buyer’s 401(k) Plan in cash in an amount equal to the full account balance distributed to such Transferring Employee from Seller’s 401(k) Plan. Buyer will, or will cause the O&M Provider to, use reasonable best efforts to permit such rollover contributions in the form of notes representing an employee loan under Seller’s 401(k) Plan and Buyer shall, or shall cause the O&M Provider to, take (or cause to be taken) any and all reasonable action as may be required to provide that Transferring Employees may continue to service any such loans through payroll deductions after the Closing Date.
(ii)    With regard to the Seller Pension Plan, each Transferring Employee shall cease to be a participant under such plan effective as of the Closing. Seller shall fully vest all Transferring Employees participating in the Seller Pension Plan in their accrued benefit under such plan effective as of the Closing.
(iii)    Notwithstanding any provision of this Agreement, Buyer shall not become responsible for, and Seller shall retain and be solely responsible for any and all Liabilities under, related to or in connection with the Southern Company Pension Plan or any successor plan, whether related to the Business Employees, Transferring Employees or any other participants therein.
(f)    WARN Act. Seller shall provide to Buyer on the Closing Date, a written list of all terminations of Business Employees that occurred within the 90-day period prior to the Closing Date. Buyer will indemnify Seller and its Affiliates, from and against any Liabilities that may be incurred by Seller under the WARN Act arising at or after the Closing Date as a result of any action or omission of Buyer or its Affiliates or the O&M Provider occurring following the Closing Date.
(g)    No Third-Party Beneficiaries. The provisions of this Section 6.07 are solely for the benefit of the parties to this Agreement, and no current or former employee, director or independent contractor or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of the Agreement, and nothing herein shall be construed as an amendment to any employee benefit plan (sponsored by Seller or Buyer) for any purpose. Nothing in this Section 6.07 shall be construed to (i) limit the right of Seller, Buyer or any of their respective Affiliates to amend or terminate any employee plan, to the extent such amendment or termination is permitted by the terms of the applicable plan, or (ii) require Buyer or any of its Affiliates to retain or cause the retention of the employment of any particular Transferring Employee for any fixed period of time following the Closing Date.
Section 6.08    Reasonable Best Efforts; Further Assurances; Regulatory Approvals.
(a)    Subject to the terms and conditions of this Agreement, Buyer and Seller will, and will cause their respective Affiliates to, use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under Applicable Law to consummate the transactions contemplated by this Agreement, including seeking the Required Regulatory Approvals. Seller and Buyer agree that Seller, prior to the Closing, and Buyer, after the Closing, will cause the Company to, execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement.
(b)    In furtherance and not in limitation of the foregoing, each of Buyer and Seller shall, and will cause their relevant Affiliates to, coordinate and cooperate to assemble and submit to the relevant Governmental Authorities as promptly as practicable, and in any event within ten Business Days of the date hereof, an application for each of the Required Regulatory Approvals. Such applications, including any amendments or supplements thereto, shall be subject to the review and comment of the parties, and the approval of the parties, which approval shall not be unreasonably withheld, conditioned or delayed. All communications with any Governmental Authority or its staff relating to any Required Regulatory Approval shall be subject to Section 6.08(c).
(c)    Each Party will (i) promptly notify the other party of any communications, oral or written, relating to the transactions contemplated by this Agreement to that Party from any Governmental Authority and, subject to Applicable Law, permit the other party to review in advance, and consult with and consider in good faith the views of such other party in connection with, any proposed written communication relating to the transactions contemplated by this Agreement to any Governmental Authority; (ii) to the extent practicable, not agree to participate in any substantive meeting or discussion with any Governmental Authority in respect of any filings, investigation or inquiry in connection with the transactions contemplated by this Agreement unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend and participate thereat; and (iii) furnish the other party as promptly as practicable with copies of all correspondence, filings, and communications (and memoranda setting forth the substance thereof) between them and their Affiliates and their respective representatives on the one hand, and any Governmental Authority or members or their respective staffs on the other hand, with respect to the transactions contemplated by this Agreement.
(d)    Following the Closing, Buyer and Seller will, and will cause their respective Affiliates to, execute and deliver such additional documents, certificates, agreements and other writings and to take such other actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement.
Section 6.09    Certain Filings. Seller and Buyer will cooperate with one another (a) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or whether any actions, consents, approvals or waivers are required to be obtained from parties to any Material Contracts, in connection with the consummation of the transactions contemplated by this Agreement and (b) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers.
Section 6.10    Public Announcements. No party hereto will issue, or permit any of its Affiliates or representatives to issue, any press release or otherwise make any public statements or announcements regarding this Agreement or the transactions contemplated hereby without the prior written consent (which consent will not be unreasonably withheld, conditioned or delayed) of the other party, except as otherwise determined to be necessary or appropriate to comply with Applicable Law or any rules or regulations of any supervisory, regulatory or other Governmental Authority or stock exchange having jurisdiction over it or any of its Affiliates (including the Securities and Exchange Commission and the New York Stock Exchange), in which case the party required to issue such press release or public announcement will use reasonable efforts to provide the other party a reasonable opportunity to comment on such press release or public announcement in advance of such publication. The parties hereto will consult with each other concerning the means by which the employees, customers, and suppliers of the Company and others having dealings with the Company will be informed of the transactions contemplated by this Agreement. Notwithstanding the foregoing, nothing contained in this Agreement will limit either party’s (or either party’s respective Affiliates’) rights to disclose or announce the existence of this Agreement, the Purchase Price, the general nature and structure of the transaction described herein, the Closing, and in the case of Buyer, the expected savings and other benefits to its customers resulting from the transactions contemplated herein.
Section 6.11    Affiliate Contracts and Intercompany Accounts.
(a)    All intercompany accounts between Seller or any of its Affiliates (other than the Company), on the one hand, and the Company, on the other hand, will be settled as of the Closing (irrespective of the terms of payment of such intercompany accounts), including all amounts payable or receivable in respect of the Business Employees.
(b)    Except (i) as set forth on Schedule 6.11(b), (ii) those contracts contemplated by this Agreement and (iii) the Shared Contracts, each Affiliate Contract will be terminated at or before the Closing.

Section 6.12    Tax Matters.
(a)    Buyer agrees to retain or cause to be retained all books and records pertinent to Taxes of the Company (including Tax Returns) until the applicable period for assessment under Applicable Law (giving effect to any applicable extensions or waivers of which Buyer has knowledge) has expired, and to abide by or cause such abidance with all record retention agreements entered into with any Taxing Authority. Prior to the expiration of such time period, Buyer agrees to give (or cause to be given to) Seller reasonable notice prior to transferring, discarding or destroying any such books and records relating to Tax matters and, if Seller so requests, Buyer will allow Seller to take possession of such books and records. Seller and Buyer will cooperate as reasonably requested by the other party in the preparation and filing of Tax Returns and responding to and resolving inquiries, audits, claims, actions or similar proceedings by any Taxing Authority (a “Tax Claim”) in each case relating to Pre-Closing Period Taxes of the Company, including the furnishing or making available during normal business hours of records, personnel (as reasonably required), books of account, powers of attorney and other reasonably necessary materials. Buyer agrees to promptly provide any notices or written inquiries received from a Taxing Authority that pertain to a Consolidated Tax Return.
(b)    Seller will prepare and file, or cause to be prepared and filed, any Tax Return with respect to the Company that is (i) required to be filed on or before the Closing Date, or (ii) required to be filed after the Closing Date that is a Consolidated Tax Return.
(c)    Notwithstanding anything in this Agreement to the contrary, in no event will Buyer or any Affiliate of Buyer have any rights or access to any Tax Return or other Tax information of Seller and its Affiliates that does not relate exclusively to the Company, including, for the avoidance of doubt, any Consolidated Tax Return. Seller will control all proceedings and make all decisions taken in connection with any Tax Claim relating to any Consolidated Tax Return, and Buyer will have no right to participate.
(d)    Neither Buyer nor any Affiliate of Buyer will (i) take any action (including following Closing on the Closing Date) or (ii) make, revoke or modify any Tax election that, in either case, would be effective on or before the day after the Closing Date or would reasonably be expected to adversely affect Seller or its Affiliates. Buyer and its Affiliates will pay and indemnify and hold harmless Seller and its Affiliates against any Taxes of Seller or any Affiliate of Seller resulting from any such action or election by Buyer or any Affiliate of Buyer.
(e)    Any Tax refund that is received by the Company or any Affiliate of the Company (including, after the Closing, Buyer and its Affiliates) after the Closing, and any amount credited against Tax to which the Company or any Affiliate of the Company becomes entitled after the Closing, for or with respect to Taxes paid by Seller, an Affiliate of Seller, or by the Company for a Pre-Closing Period, will be for the account of Seller, and Buyer will, or will cause its applicable Affiliate to, pay over to Seller an amount equal to any such refund or credit within 15 days after receipt thereof or entitlement thereto (except to the extent reflected in the Final Closing Statement). Buyer will cause the Company, to the extent permitted by Applicable Law, to carry forward any Tax asset arising in any Post-Closing Period that could be carried back to a Pre-Closing Period.

(f)    The parties acknowledge and agree that the purchase and sale of the Membership Interests will be treated by Buyer as the purchase and sale of the assets of the Company for United States federal income Tax purposes. The Purchase Price, plus the amount of the Company’s liabilities included in the amount realized on the sale of the Company’s assets for United States federal income Tax purposes, shall be allocated among the assets of the Company in a manner consistent with Section 1060 of the Code and the applicable Treasury Regulations promulgated thereunder. Buyer shall prepare and deliver to Seller an allocation schedule setting forth Buyer’s determination of the allocation of the Purchase Price plus the amount of the Company’s liabilities included in the amount realized on the sale of the Company’s assets for United States federal income Tax purposes (the “Allocation Schedule”) within 90 days after the Closing Date. Seller shall have 30 days to review the Allocation Schedule and either notify Buyer that it is in agreement with such Allocation Schedule or deliver, in writing, any objections that it may have with respect thereto. Buyer and Seller shall negotiate in good faith to resolve any disputes over the Allocation Schedule. If any dispute regarding the Allocation Schedule remains unresolved after 60 days following Buyer’s delivery of such Allocation Schedule to Seller, then each of Buyer and Seller shall make its own determination as to the allocation contemplated by this Section 6.12(f). If Buyer and Seller reach agreement on a final Allocation Schedule, Buyer and Seller shall file all Tax Returns (including IRS Form 8594) in a manner consistent with the final Allocation Schedule and neither Buyer nor Seller shall take any position (whether in Tax Claims, on Tax Returns, or otherwise) that is inconsistent with such Allocation Schedule except as may be adjusted by subsequent agreement following an audit by the Internal Revenue Service or by court decision.
Section 6.13    No Control of the Company. Nothing contained in this Agreement is intended to give Buyer, directly or indirectly, the right to control or direct the Company’s operations prior to the Closing. Prior to the Closing, the Company will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.
Section 6.14    Use of Name; Phase Out. During the 90-day period following the Closing, Buyer and the Company shall have a limited license to use the Excluded Intellectual Property Rights in connection with the operation of the Company’s business and for transitional matters. Upon expiration of such time period, Buyer will, and will cause the Company to, cease using the Excluded Intellectual Property Rights, and will remove the Excluded Intellectual Property Rights from any properties or assets relating to the Company, and Buyer acknowledges that following such time period neither it nor any of its Affiliates has any right whatsoever to use the Excluded Intellectual Property Rights. Notwithstanding Buyer’s right to use the Excluded Intellectual Property Rights for the time period set forth above, Buyer agrees that (a) neither Buyer nor any of its Affiliates will be deemed an agent, representative or joint venture partner of Seller, (b) Seller and its Affiliates will retain sole and exclusive ownership of the Excluded Intellectual Property Rights, and all goodwill and rights related thereto, and (c) Buyer and its Affiliates will not knowingly take any action in respect of the Excluded Intellectual Property Rights that would adversely affect Seller or its Affiliates, or the interest of Seller or its Affiliates in the Excluded Intellectual Property Rights.
Section 6.15    FIRPTA. At or prior to the Closing, Seller will deliver to Buyer a duly completed and executed certification of non-foreign status of Seller prepared in accordance with Section 1.1445-2(b)(2) of the Treasury regulations.

Section 6.16    Shared Assets and Shared Contracts.
(a)    Shared Assets. Seller shall, and shall cause its Affiliates to, prior to the Closing, assign, convey and transfer to the Company, free and clear of all Liens other than Permitted Liens, all of Seller’s or its Affiliates’ right, title and interest in and to the Shared Assets, other than the Excluded Assets and the Shared Assets set forth in Schedule 6.16(a).
(b)    Shared Contracts. Seller shall, and shall cause its Affiliates to, assign to the Company all rights under the Shared Contracts to the extent relating to the Company’s business and operations, so as to allow Buyer or the Company to continue to receive the benefit of such rights; provided, that to the extent that such assignment is prohibited by any Applicable Law or would result in a violation or breach of such Shared Contract (provided that such violation or breach has not been cured despite Seller’s commercially reasonable effort to cure such violation or breach), or would require any Governmental Authority or third party authorizations, approvals, consents or waivers, and such authorizations, approvals, consents or waivers have not been obtained (provided that Seller has used its commercially reasonable efforts to obtain such authorizations, approvals, consents or waiver), Seller shall enter into in any reasonable and lawful arrangements agreed to in writing by Buyer and designed to provide the benefits of the continued use of such Shared Contract in accordance with its terms for the Company’s business and operations.
(c)    Costs and Expenses. All costs and expenses incurred in connection with the transactions contemplated by this Section 6.16 shall be borne by Seller; provided, however, that neither Buyer nor Seller shall have any obligation to make any payment to any third party; provided further that any Transfer Taxes, if any, incurred in connection with such transactions shall be borne one-half by Seller and one-half by Buyer.
Section 6.17    Release.
(a)    Effective as of the Closing and except as otherwise expressly set forth in this Agreement (including Section 6.05 and Section 6.17(c)), Seller, on behalf of itself and each of its Affiliates and each of their respective successors and assigns, hereby irrevocably, unconditionally and completely waives and releases and forever discharges Buyer and each of its Affiliates (including the Company), and each of their respective successors and assigns (such released Persons, the “Releasees”), of and from all debts, demands, Actions, causes of action, suits, accounts, covenants, contracts, agreements, damages, claims and other Liabilities whatsoever of every name and nature, both in law and in equity, arising out of or in connection with (i) any Affiliate Contract, (ii) Seller’s capacity as a member of the Company prior to the Closing Date, including any obligation or Liability of the Company under the Company’s Charter Documents, and (iii) any Liability with respect to the PPA (other than the PPA Payments). Seller shall not make, and Seller shall not permit any of its Affiliates or their respective representatives to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against any of Buyer’s or its Affiliates’ or any of their Releasees with respect to any Liabilities or other matters released pursuant to this Section 6.17.

(b)    Effective as of the Closing and except as otherwise expressly set forth in this Agreement (including Section 6.05 and Section 6.17(c)), Buyer, on behalf of itself and each of its Affiliates (including the Company following the Closing) and each of their respective successors and assigns, hereby irrevocably, unconditionally and completely waives and releases and forever discharges Seller and each of its Affiliates, and each of their respective Releasees, of and from all debts, demands, Actions, causes of action, suits, accounts, covenants, contracts, agreements, damages, claims and other Liabilities whatsoever of every name and nature, both in law and in equity, arising out of or in connection with (i) any breach by Seller or any director or officer of the Company of any fiduciary duty in their capacity as an equity-holder, director or officer of the Company that existed, occurred, happened, arose or transpired from the beginning of time through the Closing Date and (ii) any Liability with respect to the PPA. Buyer shall not make, and Buyer shall not permit any of its Affiliates or their respective representatives to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against any of Seller or its Affiliates or any of their Releasees with respect to any Liabilities or other matters released pursuant to this Section 6.17.
(c)    Notwithstanding the foregoing, (i) the PPA shall remain in full force and effect until the Closing and (ii) Section 6.17(a) and Section 6.17(b) shall not constitute a release from, waiver of, or otherwise apply to the terms of this Agreement or any Liability or Contract expressly contemplated by this Agreement to be in effect after the Closing, or any enforcement thereof.
Section 6.18    Litigation Support.
(a)    From and after Closing, Buyer shall, and shall cause its Affiliates and the O&M Provider to, cooperate with Seller and its counsel in the defense or prosecution of any litigation or other dispute resolution relating to the Company or its operations, whether before or after the closing, including but not limited to the Indemnified Litigation. Such cooperation shall include making available to Seller all witnesses, pertinent records, materials and information in Buyer’s possession or under Buyer’s control relating thereto as is reasonably required by Seller. Notwithstanding the foregoing, Seller will have full authority to make all decisions and determine all actions to be taken with respect to the defense, settlement and appeal of the Indemnified Litigation. In no event will Seller have authority to agree, without the consent of Buyer, to any relief binding on Buyer or the Company other than the payment of money damages by Seller without recourse to Buyer or the Company.
(b)    If and for so long as Seller, Buyer, the Company or any of their respective Affiliates are prosecuting, contesting or defending any Action by a third party in connection with (i) any transactions contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to, in connection with, or arising from this Agreement or the Company, Seller and Buyer, as the case may be, shall, and shall cause its Affiliates (including the Company) and its and their officers and employees to, cooperate with the other party and its Affiliates and their respective counsel (at the expense of the requesting party) in such prosecution, contest or defense, including by making available its personnel and providing such testimony and access to its books and records as shall be reasonably necessary in connection with such prosecution, contest or defense.

Section 6.19     Buyer Financing. Buyer shall use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Debt Financing on the terms and conditions described in the Commitment Letter, including using reasonable best efforts to, as promptly as possible, (a) satisfy, or cause to be satisfied, on a timely basis all conditions applicable to Buyer under the Commitment Letter, (b) negotiate and enter into definitive agreements with respect thereto on the terms and conditions contemplated by the Commitment Letter or on other terms that are acceptable to the Debt Financing Source and (c) upon the satisfaction or waiver of the conditions set forth in the Commitment Letter, consummate the Debt Financing at or prior to Closing. Buyer shall give Seller prompt written notice (i) of any breach or default by any party to the Commitment Letter or other Debt Document of which Buyer becomes aware, (ii) if and when Buyer becomes aware that any portion of the Debt Financing contemplated by the Commitment Letter may not be available for the Financing Purposes, (iii) of the receipt of any written communication regarding an actual or potential breach or default by any party to the Commitment Letter or other Debt Documents, (iv) of any material dispute or disagreement between or among any parties to the Commitment Letter or other Debt Documents and (v) of any expiration or termination of the Commitment Letter or other Debt Document. If any portion of the Debt Financing becomes, or would reasonably be expected to become, unavailable on the terms and conditions contemplated in the Commitment Letter, Buyer shall use reasonable best efforts to arrange to obtain alternative debt financing, including from alternative sources, in an amount sufficient to consummate the transactions contemplated by this Agreement and the Transaction Documents and to satisfy the other Financing Purposes (“Alternative Financing”) as promptly as practicable following the occurrence of such event and the provisions of this Section 6.19 shall be applicable to the Alternative Financing, and, for the purposes of Section 5.05, all references to the Debt Financing shall be deemed to include such Alternative Financing and all references to the Commitment Letter or other Debt Documents shall include the applicable documents for the Alternative Financing. Buyer shall (A) comply in all material respects with the Commitment Letter and each definitive agreement with respect thereto (collectively, with the Commitment Letter, the “Debt Documents”), and (B) not permit, without the prior written consent of Seller, any material amendment or modification to be made to, or any termination, rescission or withdrawal of, or any material waiver of any provision or remedy under, any Debt Document or the fee letter referred to in the Commitment Letter that (individually or in the aggregate with any other amendments, modifications or waivers) would reasonably be expected to (1) reduce the aggregate amount of the Debt Financing under any Debt Document (including by changing the amount of fees to be paid or original issue discount thereof) below the amount necessary to consummate the transactions contemplated by this Agreement and the Transaction Documents and to satisfy the other Financing Purposes, or (2) impose any new or additional material condition, or otherwise amend, modify or expand any condition in any material respect, to the receipt of any portion of the Debt Financing in a manner that would reasonably be expected to (x) delay or prevent the Closing, (y) make the funding of any portion of the Debt Financing (or satisfaction of any condition to obtaining any portion of the Debt Financing) materially less likely to occur or (z) adversely impact the ability of Buyer to consummate the transactions contemplated by this Agreement or any Transaction Document or the likelihood of the consummation of the transactions contemplated by this Agreement and the Transaction Documents. Until the Closing, Buyer shall keep Seller reasonably informed on a current basis and in reasonable detail of the status of its efforts to consummate the Debt Financing. Notwithstanding the foregoing, compliance by Buyer with this Section 6.19 shall not relieve Buyer of its obligation to consummate the transactions contemplated by this Agreement and the Transaction Documents, whether or not the Debt Financing is available.
Section 6.20    Cooperation. From and after the date of this Agreement, and through the earliest of the Closing, the date on which this Agreement is terminated in accordance with Article 9 and the completion of the Debt Financing, Seller shall, and Seller shall cause the Company to, use reasonable commercial efforts to provide such cooperation as is necessary and reasonably requested by Buyer to assist Buyer in the arrangement of the Debt Financing or any Alternative Financing for the Financing Purposes (it being acknowledged and agreed by Buyer that the receipt of such Financing is not a condition to the Closing), including (a) providing Buyer and the Debt Financing Source with reasonable access to the Facility, (b) to the extent applicable and reasonably requested by Buyer, causing the Company to execute and deliver customary definitive financing documents; provided, that the effectiveness of any definitive documentation executed by the Company shall be subject to the occurrence of the Closing, and (c) furnishing Buyer and the Debt Financing Source promptly, and in any event at least five Business Days prior to the Closing Date, with all documentation and other information relating to the Company and the Facility reasonably requested by the Debt Financing Source in connection with the Debt Financing, including such documentation and information which relates to Seller or any of its Subsidiaries and is required by any Governmental Authority with respect to the Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act of 2001, as amended, to the extent requested by Buyer in writing at least ten Business Days prior to the expected Closing Date. Nothing herein shall require such cooperation to the extent it would (A) unreasonably disrupt the conduct of the business or operations of Seller or any of its Affiliates (including the Company), (B) require Seller or any of its Affiliates to pay any commitment or other similar fee or incur any other cost or expense that is not reimbursed by Buyer or otherwise incur any liability, guaranty or give any indemnities, in connection with the Debt Financing, (C) require Seller or any of its Affiliates to take any action that would reasonably be expected to conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, the Charter Documents of Seller or any of its Affiliates, any applicable Laws or any Contract, or (D) require Seller to agree to any amendment or modification of this Agreement or any Transaction Document or to alter the economic or other terms of the transactions contemplated by this Agreement or any Transaction Document. In addition, nothing herein shall require Seller or any of its Affiliates or any of its representatives to (w) deliver legal opinions, (x) participate in any rating agency sessions, (y) deliver audited financial statements related to the Company or the Facility, or (z) assist Buyer and the Debt Financing Source in the preparation of any offering documents for the Debt Financing or any materials for rating agency presentations, confidential information memoranda, business projections, pro forma financial statements and similar documents in connection with the Debt Financing. In furtherance of and without limitation to the second immediately preceding sentence, nothing herein shall require Seller or any of its Affiliates to enter into any agreement (or require their respective boards of directors or equivalent governing bodies to approve any such agreement) in connection with the Debt Financing. Buyer shall promptly, upon request by Seller, reimburse Seller for all reasonable costs and expenses (including reasonable attorneys’ fees) incurred by Seller or any of its Affiliates or their respective representatives in connection with the Debt Financing and shall indemnify and hold harmless Seller, its Affiliates and their respective representatives from and against any and all Losses suffered or incurred by any of them in connection with the Debt Financing and any information used in connection therewith, other than arising from intentional misrepresentation, intentional misstatements or intentional omissions on the part of Seller or its Affiliates.
Section 6.21    Casualty. If any assets or properties of the Company are damaged or destroyed by fire or other event, occurrence or circumstance after the date hereof but prior to the Closing (a “Casualty Loss”), and if the estimated cost of repairing, replacing or restoring such damaged or destroyed assets or properties to a condition reasonably comparable to their condition prior to such Casualty Loss, as estimated by a qualified firm reasonably acceptable to Buyer and Seller (the “Damage Cost”):
(a)    is less than or equal to two percent (2.0%) of the Purchase Price, then (i) such Casualty Loss shall not be taken into account for purposes of determining whether the conditions set forth in Section 7.02 of this Agreement have been satisfied, and (ii) Buyer shall be entitled to receive all casualty insurance proceeds (and Seller shall cooperate in the collection and pay-over of same), and such proceeds shall be excluded from the calculation of Closing Working Capital;
(b)    is greater than two percent (2.0%) of the Purchase Price but equal to or less than fifteen percent (15%) of the Purchase Price, then (i) the Purchase Price shall be reduced by the amount of the Damage Cost, (ii) such Casualty Loss shall not be taken into account for purposes of determining whether the conditions set forth in Section 7.02 of this Agreement have been satisfied, (iii) Seller shall be entitled to receive all casualty insurance proceeds in connection with such Casualty Loss (and Buyer shall cooperate in the collection and pay-over of same); or
(c)    is greater than fifteen percent (15%) of the Purchase Price (a “Total Loss”), then either Seller or Buyer may elect to terminate this Agreement in accordance with Article 9 of this Agreement.
Section 6.22    No Solicitation of Other Bids.
(a)    Seller shall not, and shall not authorize or permit any of its Affiliates (including the Company) or any of its or their representatives to, directly or indirectly, (i) encourage, solicit, initiate, facilitate, or continue inquiries regarding an Acquisition Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Acquisition Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding an Acquisition Proposal. Seller shall immediately cease and cause to be terminated, and shall cause its Affiliates (including the Company) and all of its and their representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could lead to, an Acquisition Proposal. For purposes hereof, “Acquisition Proposal” shall mean any inquiry, proposal, or offer from any Person (other than Buyer or any of its Affiliates) concerning (i) a merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction involving the Company; (ii) the issuance or acquisition of Equity Interests of the Company; or (iii) the sale, lease, exchange, or other disposition of any significant portion of the Company’s properties or assets. For the avoidance of doubt, nothing in this Section 6.22 is intended to restrict or limit Seller or any of Seller’s Affiliates (other than the Company) from entering into, engaging in or consummating any transaction not involving the Company or which would involve the transfer of Seller or its Affiliates that does not modify the terms of this Agreement.
(b)    Seller agrees that the rights and remedies for noncompliance with this Section 6.22 shall include having such provision specifically enforced by any court with jurisdiction, it being acknowledged and agreed that any breach or threatened breach of this Section 6.22 shall cause irreparable injury to Buyer and that money damages would not provide an adequate remedy.
Section 6.23    Insurance. From and after the Closing Date, the Company, including the Project Site and Facility, shall cease to be insured by Seller’s or its Affiliates’ insurance policies or by any of their self-insured programs, and, except for claims with respect to Casualty Losses pursuant to Section 6.21(a) or Section 6.21(b), and as provided in this Section 6.23, (a) neither Buyer nor its Affiliates shall have a right to make any claim under such policies for any liability or other loss arising from events or occurrences occurring after the Closing, and (b) Buyer shall be solely responsible for providing insurance to the Company for any liabilities or other losses arising from such events or occurrences. With respect to liabilities and other losses arising from events or occurrences occurring prior to the Closing, Seller will use commercially reasonable efforts to add Buyer and the Company as additional insureds on its liability insurance and worker’s compensation policies for pre-closing periods, for a period of not less than one year after the Closing. Buyer agrees that it will, and that it will cause the Company to, make any claims on such policies only through Seller. Seller shall submit such claims and use its commercially reasonable efforts to (x) administer such claims, at Buyer’s or the Company’s sole cost and expense, on behalf of Buyer and the Company (it being understood and agreed that Seller shall have the right to administer and control such claims, in consultation with Buyer) and (y) seek reasonable recovery for such claims under the applicable insurance provisions of such policies. Buyer or the Company shall be responsible for all deductibles, retentions, self-insurance or payments of reimbursement obligations relating to such claims. Buyer also agrees not to make, or to allow the Company to make, any claim under such policies for any liability or other loss arising from events or occurrences occurring after the Closing, and Buyer further agrees to indemnify Seller for any claims made by third parties against Seller that seek recovery from Seller’s insurance policies for liabilities or other losses arising from events or occurrences occurring after the Closing in respect of the Company’s assets, operations, or affairs provided, however, that Buyer’s indemnification obligations pursuant to this sentence shall not be applicable to any Liability or other Loss to the extent that Seller is required to make any indemnification payment pursuant to Section 8.02(a). For the avoidance of doubt, Seller and its Affiliates shall retain all rights to control their insurance policies and programs, including the right to exhaust, settle, release, commute, buy-back or otherwise resolve disputes with respect to any of its insurance policies and programs. Buyer acknowledges that it shall be responsible for procuring insurance in respect of the Company, including the Project Site and Facility, effective on and after the Closing Date.
Section 6.24    New Title Policy. Seller shall use its commercially reasonable efforts to provide, and to cause its representatives to provide, to Buyer and its Affiliates all cooperation reasonably requested by Buyer in connection with Buyer obtaining (i) a new title report, a new title commitment, or a new owner’s policy of title insurance insuring the Company’s Real Property Interests in the Real Property (collectively, the “Updated Title Evidence”), and/or (ii) a new or updated ALTA survey of the Real Property (the “New Survey”), all at Buyer’s sole direction, cost, and expense. Additionally, as previously disclosed to Buyer, Seller has contracted for certain updates to the Existing Surveys, which Seller agrees to deliver to Buyer as soon as reasonably practicable after the date hereof, and in any event by May 8, 2019 (the “Updated Survey”). As also previously disclosed to Buyer, Seller is obtaining an updated or separate title commitment to cover the land covered by the Underground Pipeline Easement Agreement, dated March 2, 2011, from Angelina and Nacogdoches Counties Water Control & Improvement District No. 1, as Grantor, to the Nacogdoches Power, LLC, recorded in Volume 3070, Page 93, Rusk County, Texas, which Seller agrees to deliver to Buyer as soon as reasonably practicable after the date hereof, and in any event by May 8, 2019 (the “New Commitment”). Notwithstanding the foregoing, such requested cooperation shall not unreasonably interfere with the ongoing operation of the Company, and the Company shall not be required to make any payment or incur any cost, expense, liability, or obligation in connection with Buyer’s efforts to obtain Updated Title Evidence or new or updated ALTA survey; provided, that if Buyer elects to obtain Updated Title Evidence, Seller and the Company shall deliver to the title company a standard owner’s affidavit (with such commercially reasonable modifications as Seller may require), copies of organizational documents and authorizing resolutions, and other documents reasonably required by the title company to issue such Updated Title Evidence. Buyer shall, promptly upon request of Seller, reimburse Seller and the Company (prior to Closing) for all out-of-pocket costs and expenses reasonably incurred by Seller or the Company in connection with the cooperation required by this Section 6.24. If any of the Updated Title Evidence, the New Survey, the Updated Survey, or the New Commitment shows any title exceptions, documents or other matters that are not Permitted Liens and that could reasonably be expected to materially and adversely affect the ability to operate the Facility consistent with past practice, then Buyer shall have the right to approve or disapprove any such matters by written notice to Seller prior to May 14, 2019, and Seller shall use commercially reasonable efforts to cure such all such timely objections at its sole cost and expense.
ARTICLE 7  CONDITIONS TO CLOSING
Section 7.01    Mutual Conditions. The obligations of Buyer and Seller to consummate the Closing are subject to the satisfaction of the following conditions:
(a)    No Order preventing the consummation of the Closing shall be in effect, and no Applicable Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority, that prohibits or makes illegal the consummation of the Closing.
(b)    All Required Regulatory Approvals shall have been obtained.
Section 7.02    Conditions to Obligation of Buyer. The obligation of Buyer to consummate the Closing is subject to the satisfaction of the following further conditions:
(a)    The representations and warranties of Seller contained in this Agreement and in any certificate or other writing delivered by the Company or Seller pursuant hereto shall, disregarding all qualifications as to materiality and Material Adverse Effect, be true at and as of the Closing Date, as if made at and as of such date (except for representations and warranties that are as of a specific date, which shall be true at and as of such date), with only such exceptions as would not in the aggregate reasonably be expected to have a Material Adverse Effect.

(b)    Seller shall have performed, or caused the Company to perform, in all material respects all of its respective obligations hereunder required to be performed by the Company or Seller on or prior to the Closing Date.
(c)    From the date of this Agreement, no Material Adverse Effect shall have occurred.
Section 7.03    Conditions to Obligation of Seller. The obligation of Seller to consummate the Closing is subject to the satisfaction of the following further conditions:
(a)    The representations and warranties of Buyer contained in this Agreement and in any certificate or other writing delivered by Buyer pursuant hereto shall, disregarding all qualifications as to materiality, be true in all material respects at and as of the Closing Date, as if made at and as of such date.
(b)    Buyer shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing Date.
Section 7.04    Frustration of Closing Conditions. Neither Seller nor Buyer may rely on the failure of any condition set forth in Section 7.01, Section 7.02, or Section 7.03, as the case may be, if such failure was caused by such party’s failure to comply with any provision of this Agreement.
ARTICLE 8  SURVIVAL; INDEMNIFICATION
Section 8.01    Survival.
(a)    The parties, intending to modify any applicable statute of limitations, agree that (i) the representations and warranties in this Agreement and in any certificate or other writing delivered pursuant hereto will survive the Closing until the 12-month anniversary thereof, except that (x) the Fundamental Representations and the representations and warranties set forth in Section 4.16 (Tax) shall survive for the full period of the applicable statute of limitations plus 60 days and (y) the representations and warranties set forth in Section 4.14 (Employee Benefits) shall survive the Closing until the 3-year anniversary thereof, (ii) after the Closing, there will be no liability on the part of, nor will any claim be made by, any party or any of their respective Affiliates in respect of any covenant or agreement to be performed prior to the Closing (other than the covenants and agreements in Section 6.04), and (iii) the covenants and agreements in this Agreement to be performed at or following the Closing will survive the Closing in accordance with their respective terms only for such period as will be required for the party required to perform under such covenant to complete the performance required thereby.
(b)    Notwithstanding the foregoing, any claims asserted in connection with this Agreement in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching party to the breaching party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of the relevant covenant, agreement, representation or warranty and such claims shall survive until finally resolved.

Section 8.02    Indemnification by Seller.
(a)    Subject to the provisions of this Article 8 and except with respect to Closing Working Capital and Closing Indebtedness (which shall be governed exclusively by Article 2) and indemnification for Taxes (which shall be governed exclusively by Section 6.12), effective as of and after the Closing, Seller shall indemnify and hold harmless Buyer and its Affiliates, and each of their respective directors, officers, employees, agents and representatives (collectively, the “Buyer Indemnified Parties”), from and against any and all Losses incurred or suffered by any of the Buyer Indemnified Parties arising out of or related to:
(i)    any breach of any representation or warranty in this Agreement and in any certificate or other writing delivered pursuant hereto by Seller;
(ii)    any breach of any covenant or agreement of Seller contained in this Agreement; and
(iii)    the Indemnified Litigation.
(b)    Notwithstanding any other provision to the contrary:
(i)    Seller shall not be required to indemnify or hold harmless any Buyer Indemnified Party against, or reimburse any Buyer Indemnified Party for, any Losses: (A) to the extent the related Liabilities were reflected in, reserved for or taken into account in the determination of Final Working Capital; (B) pursuant to Section 8.02(a)(i), for any claim unless such claim or series of related claims involve Losses in excess of $100,000 (the “De Minimis Amount”), and if such Losses do not exceed the De Minimis Amount, such Losses shall not be applied to or considered for purposes of calculating the aggregate amount of the Buyer Indemnified Parties’ Losses under Section 8.02(b)(i)(C); or (C) pursuant to Section 8.02(a)(i), until the aggregate amount of the Buyer Indemnified Parties’ Losses under Section 8.02(a)(i) exceeds $8,050,000 (the “Threshold”), after which Seller shall be obligated for the Buyer Indemnified Parties’ Losses under Section 8.02(a)(i) for the amount of such Losses that exceeds the Threshold; provided, that Section 8.02(b)(i)(B) and (C) shall not apply to the indemnification obligations of Seller in respect of breaches of the Fundamental Representations or the representations and warranties set forth in Section 4.16 (Tax); and
(ii)    the cumulative indemnification obligations of Seller under Section 8.02(a)(i) shall in no event exceed, in aggregate, $34,500,000 (the “Cap”); provided, that the Cap shall not apply to the indemnification obligations of Seller in respect of breaches of the Fundamental Representations or the representations and warranties set forth in Section 4.16 (Tax).
Section 8.03    Indemnification by Buyer.
(a)    Subject to the provisions of this Article 8 and except with respect to Closing Working Capital and Closing Indebtedness (which shall be governed exclusively by Article 2) and indemnification for Taxes (which shall be governed exclusively by Section 6.12), effective as of and after the Closing, Buyer and the Company shall indemnify and hold harmless Seller and its Affiliates, and each of their respective directors, officers, employees, agents and representatives (collectively, the “Seller Indemnified Parties”), from and against any and all Losses incurred or suffered by any of the Seller Indemnified Parties arising out of or related to:
(i)    any breach of any representation or warranty in this Agreement and in any certificate or other writing delivered pursuant hereto by Buyer; and
(ii)    any breach of any covenant or agreement of Seller contained in this Agreement.
(b)    Notwithstanding any other provision to the contrary:
(i)    Buyer shall not be required to indemnify or hold harmless any Seller Indemnified Party against, or reimburse any Seller Indemnified Party for, any Losses: (A) pursuant to Section 8.03(a)(i), for any claim unless such claim or series of related claims involve Losses in excess of the De Minimis Amount, and if such Losses do not exceed the De Minimis Amount, such Losses shall not be applied to or considered for purposes of calculating the aggregate amount of the Seller Indemnified Parties’ Losses under Section 8.03(b)(i)(B); or (B) pursuant to Section 8.03(a)(i) until the aggregate amount of the Seller Indemnified Parties’ Losses under Section 8.03(a)(i) exceeds the Threshold, after which Buyer shall be obligated for the Seller Indemnified Parties’ Losses under Section 8.03(a)(i) for the amount of such Losses that exceeds the Threshold; provided, that this Section 8.03(b) shall not apply to the indemnification obligations of Buyer in respect of breaches of the Fundamental Representations;
(ii)    the cumulative indemnification obligations of Buyer under Section 8.03(a)(i) shall in no event exceed, in aggregate, the Cap; provided, that the Cap shall not apply to the indemnification obligations of Buyer in respect of breaches of the Fundamental Representations; and
(iii)    the indemnification obligations of Buyer hereunder are payable solely from the assets, revenues and receipts of the City of Austin’s electric utility system and not from unrelated tax revenues of the City of Austin or any other revenues of the City of Austin not derived from the electric utility system. Neither the faith and credit nor the taxing power of the City of Austin or any other political subdivision of the State of Texas is pledged under this Agreement to the indemnity obligations of Buyer. Seller hereby waives any claim or right of recovery under these indemnities against the unrelated or non-derived general tax revenues or funds of the City of Austin obtained by taxation.
Section 8.04    Indemnification Procedures.
(a)    Third Party Claims. If any Person entitled to receive indemnification under this Agreement (an “Indemnitee”) receives notice of any demand or claim by any Person who is neither a party hereto nor an Affiliate of a party hereto (a “Third Party Claim”) which has or could reasonably give rise to a right of indemnification hereunder, or for which the Indemnitee may claim a right to indemnification hereunder from the other party hereto (the “Indemnifying

Party”), the Indemnitee will promptly give written notice (a “Third Party Claim Notice”) of such Third Party Claim to the Indemnifying Party. Any such Third Party Claim Notice shall (i) describe the nature, facts and circumstances of the Third Party Claim in reasonable detail, (ii) state the estimated amount of the indemnifiable Loss that has been or may be sustained by the Indemnitee, if practicable, (iii) state the method and computation thereof, and (iv) contain specific reference to the provision or provisions of this Agreement in respect of which such right of indemnification is claimed or arises. The Indemnitee shall provide the Indemnifying Party with such other information known to it or in its possession with respect to the Third Party Claim as the Indemnifying Party may reasonably request.
(b)    Right to Assume Defense. The Indemnifying Party, at its sole cost and expense, will have the right, upon written notice to the Indemnitee within 30 days (or such earlier time as may be required by the nature of the Third Party Claim) of receiving a Third Party Claim Notice, to assume the defense of the Third Party Claim through counsel reasonably satisfactory to the Indemnitee; provided, that the Indemnitee shall be entitled to retain its own counsel, at its expense, and the Indemnitee may assume control of the defense of the Third Party Claim, at the Indemnifying Party’s expense, if (i) upon the advice of Indemnitee’s counsel, a conflict of interest exists (or would reasonably be expected to arise) that would make it inappropriate for the same counsel to represent both the Indemnifying Party and Indemnitee in connection with a Third Party Claim, (ii) the Indemnifying Party fails to diligently prosecute the defense of the Third Party Claim, or (iii) such Third Party Claim (A) seeks non-monetary relief or (B) involves criminal or quasi criminal allegations, and, provided further, that if the aggregate dollar amount of the Third Party Claim, together with all other Third Party Claims (and all costs and expenses reasonably estimated to be incurred in connection with the defense thereof) and Direct Losses of which the Indemnifying Party is aware or has received notice, would exceed the Cap, the Indemnitee may, at its option, and to the extent in excess of the Cap at its sole cost and expense, assume the defense of the Third Party Claim with counsel of its choice upon written notice to the Indemnifying Party.
(c)    Defense of Third Party Claims. If the Indemnifying Party assumes the defense of a Third Party Claim pursuant to Section 8.04(b), the Indemnifying Party will diligently pursue such defense, and will keep the Indemnitee reasonably informed with respect to such defense. The Indemnitee shall, and shall cause its Affiliates to, cooperate with the Indemnifying Party and its counsel, including making available to the Indemnifying Party all witnesses, pertinent records, materials and information in the Indemnitee’s possession or under the Indemnitee’s control relating thereto as is reasonably required by the Indemnifying Party. The Indemnitee will have the right to participate in such defense, including appointing separate counsel, but the costs of such participation shall be borne solely by the Indemnitee. Subject to Section 8.04(b), the Indemnifying Party will, in consultation with the Indemnitee, make all decisions and determine all actions to be taken with respect to the defense and settlement of the Third Party Claim; provided, however, that the Indemnifying Party shall not pay, compromise, settle, or otherwise dispose of such Third Party Claim without the prior written consent of the Indemnitee, which consent shall not be unreasonably withheld, conditioned or delayed, provided that it will not be deemed to be unreasonable for an Indemnitee to withhold its consent if (i) such payment, compromise, settlement or disposition does not involve solely the payment of money, (ii) such payment, compromise, settlement or disposition involves a finding or admission of violation of any Applicable Law, Order or permit or rights of any Person by the Indemnitee or its Affiliates or (iii) such payment, compromise, settlement or disposition does not contain an unconditional release of the Indemnitee from the subject matter of such payment, compromise, settlement or disposition. In no event will the Indemnifying Party have authority to agree, without the consent of the Indemnitee, to any relief binding on the Indemnitee other than the payment of money damages by the Indemnifying Party without recourse to the Indemnitee.
(d)    Failure to Assume Defense. If the Indemnifying Party elects not to defend such Third Party Claim, fails to timely notify the Indemnitee in writing of its election to defend, or fails to diligently prosecute the defense of such Third Party Claim, the Indemnitee may defend such Third Party Claim and seek indemnification for any and all indemnifiable Losses based upon, arising from or relating to such Third Party Claim; provided, however, that the Indemnitee shall not pay, compromise, settle, or otherwise dispose of such Third Party Claim without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed).
(e)    Direct Losses. Any claim by an Indemnitee on account of an indemnifiable Loss that does not result from a Third Party Claim (a “Direct Loss”) will be asserted by giving the Indemnifying Party prompt written notice thereof, (i) describing the nature, facts and circumstances of such indemnifiable Loss in reasonable detail, (ii) stating the amount of the indemnifiable Loss that has been or may be sustained by the Indemnitee, if practicable, (iii) stating the method and computation thereof and (iv) containing specific reference to the provision or provisions of this Agreement in respect of which such right of indemnification is claimed or arises. The Indemnitee shall provide the Indemnifying Party with such other information with respect to the Direct Loss as the Indemnifying Party may reasonably request and shall cooperate with the Indemnifying Party and its counsel, including permitting reasonable access to books, records, and personnel, in connection with determining the validity of any claim for indemnification by the Indemnitee and in otherwise resolving such matters. The Indemnifying Party will have a period of 20 days within which to respond to such claim of a Direct Loss. If the Indemnifying Party rejects such claim, or does not respond within such period, the Indemnitee may seek enforcement of its rights to indemnification under this Agreement.
(f)    Delay. A failure to give timely notice as provided in this Section 8.04 will affect the rights or obligations of a party or Indemnitee hereunder only to the extent that, as a result of such failure, the party entitled to receive such notice was actually prejudiced as a result of such failure. Notwithstanding the foregoing, no claim for indemnification first made after the expiration of the applicable survival period with respect to the representation, warranty or covenant on which such claim is based set forth in Section 8.01 will be valid and any such claim shall be deemed time-barred.
(g)    Payments. Once a Loss is agreed to by the Indemnifying Party or finally adjudicated to be payable pursuant to this Article 8, the Indemnifying Party shall satisfy its indemnity obligations hereunder within ten Business Days after such agreement or final adjudication, by wire transfer of immediately available funds in accordance with instructions provided by the Indemnitee.
(h)    Materiality Scrape. Notwithstanding anything to the contrary in this Agreement, (i) for purposes of calculating Losses in connection with a claim for indemnification under this

Article 8 (but not for purposes of determining whether there has been a breach of any such representation, warranty, covenant or agreement which is addressed in clause (ii)), each of the representations, warranties, covenants and agreements that contain any qualifications as to materiality or Material Adverse Effect shall be deemed to have been given as though there were no such qualifications, and any such qualification shall be disregarded for purposes of calculating the amount of any such Losses and (ii) for purposes of determining whether there has been a breach in connection with a claim for indemnification under this Article 8 (but not for purposes of determining Losses which are addressed in clause (i)), each of the representations, warranties, covenants and agreements that contain a Material Adverse Effect qualification shall be deemed to have been given as though such representation, warranty, covenant or agreement was instead qualified by materiality.
Section 8.05    Exclusive Remedy. Except (i) with respect to the matters covered by Section 2.03, Section 2.04, Section 2.05 and Section 2.06 (which shall be exclusively governed by such Sections) (ii) with respect to any matter relating to Taxes (which shall be governed exclusively by Section 6.12), (iii) insurance matters covered by Section 6.23 and (iv) for the parties’ right to seek and obtain any equitable relief pursuant to Section 10.14, the parties acknowledge and agree that, following the Closing, the indemnification provisions of Sections 8.02 and 8.03 shall be the sole and exclusive remedies of the parties for any Liabilities or Losses (including any Liabilities or Losses from claims for breach of contract, warranty, tortious conduct (including negligence) or otherwise and whether predicated on common law, statute, strict liability, or otherwise) that each party may at any time suffer or incur, or become subject to, as a result of, or in connection with the transactions contemplated hereby, including any breach of any representation or warranty in this Agreement by any party, or any failure by any party to perform or comply with any covenant or agreement that, by its terms, was to have been performed, or complied with, under this Agreement. In furtherance of the foregoing, Seller and Buyer hereby waive, on behalf of themselves and the other Seller Indemnified Parties and Buyer Indemnified Parties, respectively, to the fullest extent permitted by Applicable Law, any and all other rights, claims and causes of action (including rights of contribution, rights of recovery arising out of or relating to any Environmental Laws, claims for breach of contract, breach of representation or warranty, negligent misrepresentation and all other claims for breach of duty) that may be based upon, arise out of, or relate to this Agreement, the negotiation, execution or performance of this Agreement (including any tort or breach of contract claim or cause of action based upon, arising out of, or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), or the transactions contemplated hereby, known or unknown, foreseen or unforeseen, which exist or may arise in the future, that it may have against the other arising under or based upon any Applicable Law, common law, or otherwise.
Section 8.06    Additional Indemnification Provisions. With respect to each indemnification obligation contained in this Article 8, all Losses shall be net of indemnity proceeds that have been recovered by the Indemnitee in connection with the facts giving rise to the right of indemnification (it being agreed that if indemnification proceeds in respect of such facts are recovered by the Indemnitee subsequent to the Indemnifying Party’s making of an indemnification payment in satisfaction of its applicable indemnification obligation, such proceeds shall be promptly remitted to the Indemnifying Party to the extent that the indemnification payment made exceed the Losses incurred), and the Indemnitee shall use, and cause its Affiliates to use, commercially reasonable efforts to seek recovery under all indemnity provisions covering such Losses to the same extent as it would if such Losses were not subject to indemnification hereunder.
Section 8.07    Limitation on Consequential Damages. Notwithstanding anything to the contrary elsewhere in this Agreement or provided for under any Applicable Law, no party will be liable to the other party, either in contract or in tort, for any consequential, incidental, indirect, special, or punitive damages of the other party, including business interruption, loss of future revenue, profits or income, diminution in value or loss of business reputation or opportunity, relating to the breach or alleged breach hereof or otherwise, whether or not the possibility of such damages has been disclosed to the other party in advance or could have been reasonably foreseen by such other party, and, in particular, no “multiple of profits,” “multiple of cash flow,” “multiple of assets” or similar valuation methodology shall be used in calculating the amount of any indemnifiable Losses. The exclusion of consequential, incidental, indirect, special, and punitive damages as set forth in the preceding sentence does not apply to any such damages under any Third Party Claim, in connection with Losses that may be indemnified pursuant to this Article 8 after Closing.
Section 8.08    Mitigation.
(a)    Each of the parties agrees to use its commercially reasonable efforts to mitigate its respective Losses upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Losses that are indemnifiable hereunder, and no Indemnifying Party shall be liable for any Losses to the extent they arise out of or result from the Indemnitee’s failure to use commercially reasonable efforts to mitigate such Losses.
(b)    The amount of any indemnifiable Loss will be reduced to the extent of any insurance proceeds or other payments actually received from an insurer or other third party with respect to an indemnifiable Loss, or any Tax benefit actually realized in cash or a reduction in Taxes otherwise payable as a result of such Loss prior to the date such indemnity payment is made, in each case, net of all costs of recovery. If the amount of any indemnifiable Loss, at any time subsequent to the making of an indemnity payment in respect thereof, is reduced by recovery, settlement, or payment under or pursuant to any insurance coverage or by recovery, settlement, or payment by or against any other Person, the amount of such reduction (net of all costs of recovery), will be repaid by the Indemnitee to the Indemnifying Party reasonably promptly following actual receipt or credit of such amounts.
(c)    Upon making any indemnity payment, the Indemnifying Party will, to the extent of such indemnity payment, be subrogated to all rights of the Indemnitee against any third party in respect of the indemnifiable Loss to which the indemnity payment relates.
ARTICLE 9  TERMINATION
Section 9.01    Grounds for Termination.
(a)    This Agreement may be terminated at any time prior to the Closing by mutual written agreement of Seller and Buyer.

(b)    This Agreement may be terminated at any time prior to the Closing by either Seller or Buyer if the Closing has not been consummated on or before July 31, 2019, provided that the right to terminate this Agreement pursuant to this Section 9.01(b) will not be available to any party whose breach of any provision of this Agreement results in the failure of the Closing to be consummated on or before such date; provided, further, that neither party will not have the right to terminate this Agreement pursuant to this Section 9.01(b) if the other party is actively pursuing specific performance of the first party’s obligations hereunder.
(c)    This Agreement may be terminated at any time prior to the Closing by either Seller or Buyer if consummation of the transactions contemplated hereby would violate any nonappealable final order, decree or judgment of any Governmental Authority having competent jurisdiction.
(d)    This Agreement may be terminated at any time prior to the Closing by either Seller or Buyer in the event that a Casualty Loss constitutes a Total Loss.
Section 9.02    Notice of Termination. In the event of termination of this Agreement by either or both of Seller and Buyer pursuant to Section 9.01, written notice of such termination shall be given by the terminating party to the other.
Section 9.03    Effect of Termination. If this Agreement is terminated as permitted by Section 9.01, such termination will be without liability of any party (or any stockholder, director, officer, employee, agent, consultant or other representative of such party) to the other parties to this Agreement; provided that such termination shall not relieve any party from liability for Willful Breach. For purposes hereof, “Willful Breach” shall mean a breach that is a consequence of a deliberate act or deliberate failure to act by the breaching party with the knowledge that the taking of or failure to take such act would cause or constitute a material breach of any covenants or agreements contained in this Agreement; provided that, without limiting the meaning of Willful Breach, the parties acknowledge and agree that any failure by any party to consummate the transactions contemplated by this Agreement after the conditions to the Closing applicable to such party as set forth in Article 7 have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing, and which conditions would be capable of being satisfied at the time of such failure to consummate the Closing) shall constitute a Willful Breach of this Agreement by such party. For the avoidance of doubt, (a) in the event that all applicable conditions to the Closing applicable to Buyer set forth in Article 7 have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing, and which conditions would be capable of being satisfied at the time of such failure to consummate the transactions contemplated by this Agreement), but Buyer fails to close for any reason, such failure to close shall be considered a Willful Breach by Buyer and (b) the availability or unavailability of financing for the transactions contemplated by this Agreement shall have no effect on Buyer’s obligations hereunder. The provisions of Section 6.04, 10.05, 10.07, 10.08 and 10.09 will survive any termination hereof pursuant to Section 9.01.
ARTICLE 10  MISCELLANEOUS
Section 10.01    Notices. All notices, requests and other communications to any party hereunder will be in writing (including electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received) and will be deemed to have been duly given (a) when sent, if sent by e-mail, and (b) one Business Day following sending by a reputable overnight delivery service for next Business Day delivery. All other notices, requests and other communications will be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. Eastern Time in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication will be deemed not to have been received until the next succeeding Business Day in the place of receipt. All notices, requests and other communications are to be sent to the following addresses or such other address as a party may hereafter specify for the purpose by notice to the other parties hereto:
if to Buyer, to:
Austin Energy
721 Barton Springs Rd.
Austin, TX 78704-1145
Attention: Vice President, Power Production
E-mail: pat.sweeney@austinenergy.com

with a copy (which will not constitute notice to Buyer) to:
Husch Blackwell LLP
4801 Main Street, Suite 1000
Kansas City, MO 64112
Attention: Brogan Sullivan
E-mail: brogan.sullivan@huschblackwell.com

if to Seller, to:
Southern Power Company
30 Ivan Allen Blvd NW
Atlanta, GA 30308
Attention: Senior Vice President and General Counsel
Email: JOHNPEM@southernco.com

with copies (which will not constitute notice to Seller) to:
Southern Power Company
30 Ivan Allen Blvd NW
Atlanta, GA 30308
Attention: Comptroller and Corporate Secretary
Email: ELSpence@southernco.com

Baker Botts L.L.P.
30 Rockefeller Plaza
New York, New York 10112
Attention:  William Lamb
                   Jonathan D. Bobinger

E-mail:  bill.lamb@bakerbotts.com
              jonathan.bobinger@bakerbotts.com

or such other address as such party may hereafter specify for the purpose by notice to the other parties hereto.
Section 10.02    Waiver of Conflicts Regarding Representation; Nonassertion of Attorney-Client Privilege.
(a)    Buyer waives and will not assert, and agrees to cause the Company to waive and not to assert, any conflict of interest arising out of or relating to the representation, after the Closing (the “Post-Closing Representation”), of Seller or any shareholder, officer, employee or director of the Company (any such Person, a “Designated Person”) in any matter involving this Agreement or any other agreements or transactions contemplated thereby, by any legal counsel currently representing the Company in connection with this Agreement or any other agreements or transactions contemplated thereby, including Baker Botts L.L.P. (the “Current Representation”).
(b)    Buyer waives and will not assert, and agrees to cause the Company to waive and to not assert, any attorney-client privilege with respect to any communication between any legal counsel and any Designated Person occurring during the Current Representation in connection with any Post-Closing Representation, including in connection with a dispute with Buyer, and following the Closing, with the Company, it being the intention of the parties hereto that all such rights to such attorney-client privilege and to control such attorney-client privilege will be retained by such Designated Person.
Section 10.03    Amendments and Waivers.
(a)    Any provision of this Agreement may be (i) amended, if such amendment is in writing and is signed by Buyer and Seller, and (ii) waived, if such waiver is in writing and is signed by the waiving parties.
(b)    No failure or delay by any party in exercising any right, power or privilege hereunder will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as set forth in Section 8.05, the rights and remedies herein provided will be cumulative and not exclusive of any rights or remedies provided by law.
Section 10.04    Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees, however denominated, incurred in connection with transactions contemplated by this Agreement, including any direct or indirect real property transfer Tax (together with any interest, penalties or additions thereto, “Transfer Taxes”), will be borne and paid by Buyer, regardless of the Person on whom liability is imposed under Applicable Law relating to such Taxes, and Buyer will, at its own expense, file all necessary Tax Returns and other documentation with respect to all Transfer Taxes, and, if required by Applicable Law, Seller will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation. To the extent Seller or any Affiliate of Seller is required by Applicable Law to pay any Transfer Taxes to a Taxing Authority, Buyer will remit an amount equal to such Transfer

Taxes to Seller (or its applicable Affiliate) not less than five Business Days prior to the due date for such payment.
Section 10.05    Expenses. Except as otherwise provided herein, each party will pay all costs and expenses incurred by it or any of its Affiliates in connection with this Agreement and the transactions contemplated hereby; provided that Buyer will be responsible for all filing and other similar fees payable in connection with any other filing or submission made in respect of a consent, authorization or approval from a Governmental Authority in connection with the transactions contemplated by this Agreement.
Section 10.06    Successors and Assigns. The provisions of this Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto.
Section 10.07    Governing Law. This Agreement and all questions, claims or causes of action (whether in contract, tort or statute) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution, performance, interpretation or enforcement of this Agreement, will be governed by and construed and enforced in accordance with the laws of the State of Delaware without regard to the laws of the State of Delaware or any other jurisdiction that would call for the application of the substantive or procedural laws of any jurisdiction other than Delaware.
Section 10.08    Jurisdiction. Each party hereby irrevocably and unconditionally, for itself and its property, submits to the exclusive jurisdiction in the Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery is unavailable, in the Superior Court in the City of Wilmington, New Castle County, Delaware, and if jurisdiction in the Superior Court in the City of Wilmington, New Castle County, Delaware is unavailable, in the federal courts of the United States sitting in the State of Delaware), and any appellate court from any thereof (such courts in such jurisdictional priority, the “Forum”), in any suit, action or proceeding arising out of or relating to this Agreement or any transaction contemplated hereby, and agrees that all claims in respect of such suit, action or proceeding may be heard and determined in the Forum, and each of the parties hereby irrevocably and unconditionally (a) agrees not to commence any such suit, action or proceeding except in the Forum, (b) agrees that any claim in respect of any such suit, action or proceeding may be heard and determined in the Forum, (c) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such suit, action or proceeding in the Forum, and (d) waives, to the fullest extent it may legally and effectively do so, the defense of an inconvenient forum to the maintenance of such suit, action or proceeding in the Forum. Each party hereby agrees that service of summons, complaint or other process in connection with any suit, action or proceeding contemplated hereby may be made by registered or certified mail addressed to such party at the address specified pursuant to Section 10.01, and that service so made will be effective as if personally made in the State of Delaware.
Section 10.09    WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN RESPECT OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION

BASED ON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, ORAL OR WRITTEN STATEMENT OR ACTION OF ANY PARTY IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE.
Section 10.10    Counterparts; Effectiveness; Third Party Beneficiaries. This Agreement may be signed in any number of counterparts, each of which will be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement will become effective when each party hereto will have received a counterpart hereof signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement will have no effect and no party will have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Except for the rights of Indemnitees under Article 8, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations, or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.
Section 10.11    Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.
Section 10.12    Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement will remain in full force and effect and will in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
Section 10.13    Disclosure Schedules. Seller has set forth information on the Seller Disclosure Schedules in a section thereof that corresponds to the section of this Agreement to which it relates. A matter set forth in one section of the Seller Disclosure Schedules need not be set forth in any other section so long as its relevance to such other section of the Seller Disclosure Schedules or section of the Agreement is reasonably apparent on the face of the information disclosed therein to the Person to which such disclosure is being made. The parties acknowledge and agree that (a) the Seller Disclosure Schedules may include certain items and information solely for informational purposes for the convenience of Buyer and (b) the disclosure by Seller of any matter in the Seller Disclosure Schedules will not be deemed to constitute an acknowledgment by Seller that the matter is required to be disclosed by the terms of this Agreement or that the matter is material.

Section 10.14    Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof. The parties acknowledge and agree that (a) Buyer will be entitled to an injunction or injunctions to prevent breaches of this Agreement by Seller or to enforce specifically the performance of the terms and provisions hereof by Seller and (b) Seller will be entitled to an injunction or injunctions to prevent breaches of this Agreement by Buyer or to enforce specifically the performance of the terms and provisions hereof by Buyer, in each case, in the United States District Court of Delaware or any Delaware State court, in addition to any other remedy to which such parties are entitled at law or in equity.
[Signature page to follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

SELLER: SOUTHERN POWER COMPANY
By:	/s/William C. Grantham
	Name:	William C. Grantham
	Title:	Senior Vice President, Chief Financial Officer, and Treasurer

BUYER: THE CITY OF AUSTIN d/b/a AUSTIN ENERGY
By:	/s/Jackie A. Sargent
	Name:	Jackie A. Sargent
	Title:	General Manager

[Signature Page to Membership Interest Purchase Agreement]